SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

(A free translation of the original in Portuguese)

Braskem S.A.

Report of Independent Accountants
on the Limited Review of
Quarterly Information - ITR
at September 30, 2006

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review

To the Board of Directors and Stockholders
Braskem S.A.

1
We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Braskem S.A. for the quarters and periods ended September 30 and June 30, 2006 and September 30, 2005. This information is the responsibility of the Company's management. The limited reviews of the Quarterly Information (ITR) of the investees Petroflex Indústria e Comércio S.A. as of September 30 and June 30, 2006 and September 30, 2005, and Politeno Indústria e Comércio as of September 30, 2005 representing investments which are recorded under the equity method, were conducted by other independent accountants. Our reviews, insofar as they relate to the amounts of these investments at September 30 and June 30, 2006 in the amounts of R$ 61,124 thousand and R$ 59,317 thousand, respectively, and profit of R$ 3,059 thousand and R$ 42,201 thousand, respectively, for the nine-month periods ended September 30, 2006 and 2005, are based solely on the reports of the other independent accountants.

2
Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3
Based on our limited reviews and on the reports of the other independent accountants on the limited reviews of the quarterly information, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

Braskem S.A.

4
As described in Notes 17(c) and 21 to the Quarterly Information (ITR), Braskem S.A. and certain subsidiaries are parties to significant lawsuits which seek exemption from payment of social contribution on net income and a lawsuit regarding the validity of Clause 4 of the Collective Labor Agreement of the Union of the Employees of Petrochemical, Chemicals, Plastics and Related Companies of the State of Bahia (SINDIQUÍMICA). Based on the opinion of its external legal advisors and Company management, no material losses are expected from these disputes. Accordingly, the Quarterly Information (ITR) does not include any provisions to cover the possible effects of these lawsuits.

5
Based on the decision of the Federal Supreme Court (STF), the management of the former indirect subsidiary OPP Química S.A., merged into Braskem S.A. in March 2003, recorded an Excise Tax (IPI) credit in the amount of R$ 1,030,125 thousand in the results for the year ended December 31, 2002. Although the National Treasury has filed an appeal of certain aspects of this decision and tax assessment notices have been raised, as described in Note 9(a), management has concluded, based on the opinion of its legal advisors, that these cannot significantly alter the receivable recorded by the former subsidiary.

6
As described in Notes 11, 12, and 13 to the Quarterly Information (ITR), the Company and some of its subsidiaries recognized goodwill on the acquisition of investments based on the fair values of fixed assets and the expected future profitability of the investees. These goodwill balances are being amortized in accordance with the period of return defined in the independent valuation reports and the financial projections prepared by management. The maintenance of the goodwill balances and the current amortization criteria will depend upon the realization of the projected cash flows and income and expenses used by the valuers in determining the fair values, as well as the future profitability of the investments.

7
At September 30, 2006, the Company has a recoverable Value-Added Tax on Sales and Services (ICMS) balance, in the amount of R$ 638,787 thousand (June 30, 2006 - R$ 586,856 thousand), whose realization is dependent on the implementation of the actions described in Note 9(b) to the Quarterly Information (ITR).

Braskem S.A.

8
Our reviews were conducted for the purpose of issuing a report on the limited review of the Quarterly Information (ITR), referred to in the first paragraph, taken as a whole. The statement of cash flows, presented in the Quarterly Information (ITR) to provide supplementary information about the Company, is not a required part of the Quarterly Information (ITR). This information has been subjected to the review procedures described in paragraph 2 and we are not aware of any material modifications that should be made to this statement in order for it to be fairly presented in all material respects in relation to the quarterly information taken as a whole.

Salvador, October 30, 2006

PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 "F" BA

Marco Aurélio de Castro e Melo Contador CRC 1SP153070/O-3 "S" BA

Braskem S.A.

Balance Sheets at September 30, 2006 and June 30, 2006
In thousands of reais

Parent company

Assets	9/30/2006	6/30/2006

	(Unaudited)	(Unaudited)

Current assets
Cash and cash equivalents	971,162	915,217
Marketable securities	862,755	536,844
Trade accounts receivable	1,000,668	1,058,597
Inventories	1,318,187	1,426,759
Taxes recoverable	336,648	331,377
Deferred income tax	19,573	19,573
Insurance indemnifications	20,595	14,642
Prepaid expense	42,452	26,303
Advances to suppliers	50,229	56,902
Other accounts receivable	49,467	47,996

	4,671,736	4,434,210

Long-term receivables
Marketable securities	83,790	83,158
Trade accounts receivable	54,985	25,051
Inventories	21,464	41,306
Taxes recoverable	630,562	597,572
Deferred income tax	376,028	389,013
Judicial deposits and compulsory loans	107,484	95,365
Related parties	175,201	125,033
Other accounts receivable	52,551	24,073

	1,502,065	1,380,571

Permanent assets
Investments
Associated companies	25,172	24,717
Subsidiaries and jointly-controlled entities	1,692,413	1,738,512
Other investments	9,743	8,368
Property, plant and equipment	6,027,675	5,765,085
Deferred charges	1,409,480	1,491,735

	9,164,483	9,028,417

Total assets	15,338,284	14,843,198

Balance Sheets at September 30, 2006 and June 30, 2006
In thousands of reais		(continued)

Parent company

Liabilities and shareholders' equity	9/30/2006	6/30/2006

	(Unaudited)	(Unaudited)
Current liabilities
Suppliers	2,713,853	2,560,832
Loans and financing	606,151	940,540
Debêntures	1,135,050	7,469
Salaries and social charges	119,405	92,831
Taxes, charges and contributions	82,411	108,023
Dividends and interest on capital payable	3,283	3,516
Advances from customers	11,952	11,620
Other accounts payable	50,824	36,676

	4,722,929	3,761,507

Long-term liabilities
Suppliers	23,129	26,954
Loans and financing	3,402,736	3,154,566
Debêntures	1,100,000	1,665,994
Taxes, charges and contributions	1,449,325	1,414,969
Deferred taxes and contributions	8,083	8,231
Related parties	10,644	12,442
Provisions for loss on investments	9,278	9,196
Private pension plans	58,554	58,554
Long term incentives	1,810	3,532
Other accounts payable	73,268	66,276

	6,136,827	6,420,714

Deferred income
Negative goodwill on the purchase of investments	22,204	23,353

Shareholders' equity
Paid-up capital	3,508,272	3,508,272
Capital reserves	403,844	400,572
Treasury stock	(137,163)	(58,873)
Revenue reserves	849,217	849,217
Accumulated losses	(167,846)	(61,564)

	4,456,324	4,637,624

Total liabilities and shareholders' equity	15,338,284	14,843,198

The accompanying notes are an integral part of this financial information.

Statement of Operations
In thousands of reais

Parent company

	7/1/2006 to	1/1/2006 to	7/1/2005 to	1/1/2005 to
	9/30/2006	9/30/2006	9/30/2005	9/30/2005

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Gross Sales
Domestic market	3,270,728	9,019,441	3,105,963	9,508,870
Foreign market	716,646	1,750,686	584,819	2,000,603
Deductions from gross Sales	(928,332)	(2,572,561)	(922,349)	(2,750,002)

Net sales revenues	3,059,042	8,197,566	2,768,433	8,759,471
Cost of sales and/or services rendered	(2,592,517)	(7,136,516)	(2,378,234)	(7,019,000)

Gross profit	466,525	1,061,050	390,199	1,740,471

Operating (expenses) income
Selling	(64,771)	(186,335)	(57,462)	(171,670)
General and administrative	(114,275)	(331,568)	(108,273)	(325,976)
Equity accounting	4,668	92,227	19,038	73,830
Equity in the results of investees	27,775	116,767	54,283	127,339
Amortization of (goodwill) negative goodwill, net	(23,647)	(38,001)	(39,215)	(122,970)
Exchange variation	540	4,701	7,648	30,270
Reversal of provision for losses of subsidiaries		6,469	(3,610)	41,101
Other		2,291	(68)	(1,910)
Depreciation and amortization	(93,114)	(277,271)	(79,925)	(285,734)
Financial expenses	(328,629)	(607,607)	(28,134)	35,928
Financial income	31,777	20,259	(87,525)	(220,758)
Other operating income , net	5.181	110.473	17.454	37.594

Operating profit (loss)	(92,638)	(118,772)	65,372	883,685

Non-operating income (loss), net	(808)	1,592	(6)	(16,858)

Income (loss) before tax	(93,446)	(117,180)	65,366	866,827
Provision for income tax and social contribution	1	(88)	3,767	(49,968)
Deferred Income Tax	28,385	114,311	(21,163)	(141,092)

Net income (loss) for the period	(65,060)	(2,957)	47,970	675,767

The accompanying notes are an integral part of this financial information.

Consolidated Balance Sheets at September 30, 2006 and June 30, 2006
In thousands of reais

Consolidated

Assets	9/30/2006	6/30/2006

	(Unaudited)	(Unaudited)
Current assets
Cash and cash equivalent	1,213,319	1,211,165
Marketable securities	543,047	250,260
Trade accounts receivable	1,782,391	1,753,291
Inventories	1,653,887	1,730,158
Taxes recoverable	451,829	427,898
Deferred income tax and social contribution	19,788	19,890
Insurance indemnifications	20,595	14,642
Advanced to suppliers	53,663	60,751
Prepaid expenses	46,074	31,178
Related parties	57	174
Other accounts receivable	73,096	60,741

	5,857,746	5,560,148

Long-term receivables
Marketable securities	1,379	1,096
Trade accounts receivable	58,450	34,018
Inventories	21,464	41,306
Taxes recoverable	846,076	788,797
Deferred income tax	393,460	405,948
Judicial deposits and compulsory loans	111,742	98,201
Related parties	47,005	61,101
Other accounts receivable	62,124	32,917

	1,541,700	1,463,384

Permanent assets
Investments
Associated companies	25,172	24,717
Jointly-controlled entities	8,613	8,614
Other investments	14,343	14,329
Property, plant and equipment	6,683,515	6,474,167
Deferred charges	1,908,073	2,015,847

	8,639,716	8,537,674

Total assets	16,039,162	15,561,206

Consolidated Balance Sheets at September 30, 2006 and June 30, 2006
In thousands of reais	(continued)

Consolidated

Liabilities and shareholders' equity	9/30/2006	6/30/2006

	(Unaudited)	(Unaudited)
Current liabilities
Suppliers	2,633,345	2,577,806
Loans and financing	668,236	1,183,696
Debêntures	1,362,978	7,848
Salaries and payroll charges	146,024	113,291
Taxes, charges and contributions	111,282	141,092
Income tax and social contribution	62,438	53,930
Dividends and interest on capital payable	4,403	4,234
Advances from customers	13,847	13,230
Related parties	505	1,698
Insurance premiums payable	679	553
Other accounts payable	79,566	62,085

	5,083,303	4,159,463

Long-term liabilities
Suppliers	23,129	26,954
Loans and financing	3,688,062	3,449,108
Debêntures	1,132,191	1,698,185
Taxes, charges and contributions	1,470,748	1,428,336
Deferred income tax	13,138	10,075
Related parties	4,896	4,407
Provision for loss on investments	9,278	9,196
Private pension plans	64,816	64,686
Long term incentives	1,810	3,532
Other accounts payable	98,295	75,574

	6,506,363	6,770,053

Deferred income
Negative goodwill on the purchase of investments	104,958	106,106

Minority interests	21,294	21,412

Shareholders' equity
Paid-up capital	3,508,272	3,508,272
Capital reserves	403,841	400,569
Treasury stock	(198,164)	(119,873)
Revenue reserves	750,992	770,649
Accumulated losses	(141,697)	(55,445)

	4,323,244	4,504,172

Total liabilities and shareholders' equity	16,039,162	15,561,206

The accompanying notes are an integral part of this financial information.

Statement of Operations
In thousands of reais

Consolidated

	7/1/2006 to	1/1/2006 to	7/1/2005 to	1/1/2005 to
	9/30/2006	9/30/2006	9/30/2005	9/30/2005

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Gross Sales
Domestic market	3,679,541	10,104,147	3,463,828	10,568,346
Foreign market	1,017,076	2,561,599	690,453	2,320,957
Deductions from gross Sales	(1,004,844)	(2,788,263)	(993,639)	(3,006,337)

Net sales revenues	3,691,773	9,877,483	3,160,642	9,882,966
Cost of sales and/or services rendered	(3,081,817)	(8,423,212)	(2,675,007)	(7,750,033)

Gross profit	609,956	1,454,271	485,635	2,132,933

Operating (expenses) income
Selling	(89,328)	(252,013)	(64,541)	(222,259)
General and administrative	(141,428)	(401,703)	(122,819)	(372,471)
Equity accounting	(17,445)	(5,209)	(27,674)	(71,193)
Equity in the results of investees	4,428	15,786	8,001	30,150
Amortization of (goodwill) negative goodwill, net	(22,674)	(35,083)	(38,144)	(114,279)
Exchange variation	447	229	908	12,549
Other	354	13,859	1,561	387
Depreciation and amortization	(99,827)	(285,128)	(76,428)	(274,600)
Financial expenses	(394,949)	(792.506)	(44.087)	(43.447)
Financial income	54,498	102,137	(83,782)	(208,777)
Other operating income , net	23,744	142,739	19,174	36,651

Operating profit (loss)	(54,779)	(37,412)	85,478	976,837

Non-operating income (loss), net	(312)	1,184	825	(15,600)

Income (loss) before income tax and social
contribution	(55,091)	(36,228)	86,303	961,237
Provision for income tax and social contribution	(18,873)	(59,800)	(14,124)	(134,881)
Deferred income tax and social contribution	28,836	119,862	(21,199)	(140,971)

Income before minority interests	(45,128)	23,834	50,980	685,385
Minority interests	98	(644)	355	(282)

Net income (loss) for the period	(45,030)	23,190	51,335	685,103

The accompanying notes are an integral part of this financial information.

1 Operations

(a) Braskem S.A. ("Braskem" or the "Company"), with headquarters at Camaçari - BA, and 14 production units located in the States of Alagoas, Bahia, São Paulo and Rio Grande do Sul, engages in the production of basic petrochemicals such as ethene, propene, benzene, and caprolactam, in addition to gasoline and and LPG (cooking gas). The thermoplastic resine segment includes polyethilene, polypropilene, PVC and Polyethilene Teraphtalate ("PET"). The Company also engages in the import and export of chemicals, petrochemicals, fuels, as well as the production and supply of utilities such as steam, water, compressed air and electric power to the companies in the Camaçari Petrochemical Complex in Bahia, and the rendering of services to those companies. The Company also invests in other companies, either as a partner or shareholder.

The Company operations are organized into four business units: Basic Petrochemicals, Polyolefins, Vynils and Business Development. Each unit is responsible for managing its full business cycle.

(b) Corporate reorganization

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through material event notices. The main recent events can be summarized as follows:

. The Extraordinary General Meeting held on March 31, 2005 approved the merger of the subsidiary Odequi into the Company, based on the book value of stockholders' equity at December 31, 2004, in the amount of R$ 1,340,749, according to appraisal report issued by independent experts. Odequi's equity variations during the 1st quarter of 2005 were taken to the statement of income of Braskem, as equity in the earnings.

. On April 29, 2005, as disclosed in a Relevant Event notice, Odebrecht S.A. ("Odebrecht"), Nordeste Química S.A. ("NORQUISA"), ODBPAR Investimentos S.A. and Petrobras Química S.A ("Petroquisa") executed the Second Amendment to Braskem Shareholders' Agreement, with the Company and Petróleo Brasileiro S.A. - Petrobras ("PETROBRAS"), as intervening parties. Under this amendment, Petroquisa was granted an option to increase its share in the voting capital of the Company by up to 30%, through the subscription of new shares in the following companies: (i) petrochemical companies located in the Petrochemical Complex at Triunfo, State of Rio Grande do Sul, and (ii) other petrochemical companies considered by the Company as strategic. On March 31, 2006, as there was no consensus on the previously agreed-upon terms and conditions, Petroquisa chose not to exercise the option to increase its percentage holding in the voting capital of the Company.

. On April 25, 2005, the capital of Braskem Incorporated Limited ("Braskem Inc") was increased by the Company in the amount of US$ 40,000 thousand (equal to R$ 101,400), from US$ 95 thousand to US$ 40,095 thousand, with the issue of 40,000,000 quotas. The capitalization was carried out through cash contributions. This transaction gave rise to: (i) goodwill of R$ 6,579, fully amortized in the income for the year due to the lack of economic justification; and (ii) reversal of the provision for losses on the investee, for the same amount of amortized goodwill.. At a meeting held on June 22, 2005, the Boards of Directors of the Company and Petroquisa approved capital expenditures of US$ 356 million to build a plant for the production of polypropilene at Paulínia, São Paulo. The investment will be made by the joint venture formed at the time of the organization of Petroquímica Paulínia S.A. ("Petroquímica Paulínia"), on September 16, 2005.

. On October 18, 2005, the Company sold to Braskem Distribuidora Ltda. ("Braskem Distribuidora") 900,000 shares in Braskem Cayman Limited ("Cayman"), representing 100% of its capital, for the book value of R$ 174,696.

. On November 30, 2005, the Company increased the capital of Braskem Distribuidora from R$ 3,542 to R$ 316,490, by the realization of credits held by the Company with the subsidiary, in the amount of R$ 312,948. The Company recorded goodwill of R$ 223,467 on this transaction, fully amortized in income for the year, due to lack of economic justification.

. On April 4, 2006, as disclosed in a "Communication to the Market", Braskem acquired from Suzano Petroquímica, Sumitomo Chemical and Itochu Corporation 100% of the common and preferred shares in Politeno Indústria e Comércio S.A. ("Politeno") held by those companies. Braskem now holds 100% of the voting capital and 96.16% of the total capital of Politeno, a company located in the Northeast Petrochemical Complex, with an annual production capacity of 360 thousand metric tons of polyethilene. The initial amount paid by Braskem was R$ 237.5 million, equal to US$ 111.3 million, of which US$ 60.6 million was paid to Suzano Petroquímica and US$ 50.7 million to the other stockholders. This portion gave rise to a negative goodwill of R$ 73,404, subject to change upon determination of the final amount of the acquisition.

The final amount to be paid by the stock so acquired will be computed based on Politeno's average performance over the 18 months subsequent to the execution of the purchase and sale agreement, in accordance with the difference between the prices of polyethilene and ethylene in the Brazilian market. Under the purchase and sale agreement, the value of Politeno's average performance will be determined at the end of 18 months, in November 2007, and audited by an independent firm.

. At a meeting held on November 8, 2005, the Board of Directors of the Company approved the organization of an entity in Argentina, named Braskem Argentina S.R.L. ("Braskem Argentina"), as a limited partnership, having as partners the Company and Braskem Distribuidora, holding 98% and 2% of the capital, respectively. The formation of Braskem Argentina, on May 10, 2006, is aimed at seeking new markets in that country and increasing the export portfolio through its local presence.

. The Extraordinary General Meeting held on May 31, 2006 approved the merger of Polialden Petroquímica S.A. ("Polialden") into the Company, based on the book value of stockholders' equity as of March 31, 2006, in the amount of R$ 289,941. The exchange ratio of Polialden shares for Braskem shares was determined based on the book value of stockholders' equity of the companies, at market values, as of March 31, 2006, according to appraisal reports issued by independent experts.

Polialden shares held by third parties were replaced with class "A" preferred shares in the Company at the ratio of 33.62 shares in the Company for each 1,000 shares in Polialden, which corresponds to a 6.76% increase on the replacement ratio derived from the Appraisal Reports of the Market Value of Stockholders' Equity, as shown below:

	Braskem	Polialden

Current number of shares issued	362,523,521	645,253,380

Book value of stockholders' equity (in R$)	4,650,559,014.63	289,940,899.44

Value per share based on the book value of stockholders' equity
(in R$)	12.828	0.449

Market value of stockholders' equity (in R$)	8,202,482,686.96	459,721,902.03

Value per share based on the market value of stockholders'
equity (in R$)	22.626	0.713
Exchange ratio - market value of stockholders' equity	31.49	1,000

Exchange ratio of replacement of Polialden preferred stock with
Braskem class A preferred stock under the merger	33.62	1,000

The equity variations in Polialden determined during the period from the merger base date and the actual merger were taken to the statement of income of the Company, as equity in the earnings.

The balance of goodwill as of the merger date, R$ 337,328, justified based on future profitability, was transferred to deferred assets.

Upon the merger of Polialden, the Company capital was increased by R$105,304, through the issue of 7,878,725 class "A" preferred shares, totaling R$ 3,508,272, comprising 123,492,142 common, 246,107,138 class A, and 803,066 class B preferred shares (Note 20(a)). Such shares will be entitled to fully participate in the net income for the current year.

. The Extraordinary Stockholders' Meeting held on July 20, 2006 approved a proposal to absorb the net assets spun off from Companhia Alagoas Industrial - CINAL, a wholly-owned subsidiary.

Pursuant to the Valuation Report of CINAL's Stockholders' Equity issued by independent experts as of March 31, 2006, the book value of the spun-off assets assigned to Braskem is R$ 58,212. Equity variations between the transaction base date and the spin-off approval date were recognized by the Company as equity in the results. As a result of the spin-off, the capital of CINAL was reduced by R$ 58,212 and 57,657,265 preferred shares were cancelled.

. At a meeting held on September 29, 2006, the Board of Directors of the Company approved the formation of an entity in Holland, named Braskem Europe B.V. ("Braskem Europa"), organized as a limited liability company, with the Company holding 100% of the capital. Braskem's base in Europe, which will also include a distribution center in Antwerp, Belgium, is intended to provide better services to local customers and enable the development of new markets, in particular for higher value-added products, in addition to increasing the profitability of exports to Europe, as no trader services will be required.

The Company and its subsidiaries, as participants in the corporate reorganization process, may be affected by economic and/or corporate aspects as a result of the outcome of this process.

(c) Administrative Council for Economic Defense - CADE

On September 14, 2005, CADE approved by unanimous vote, with no restrictions, the change in control of the Company, which in 2002 had given rise to a notice of potential economic concentration.

On July 19, 2006, CADE approved, by unanimous vote, the acquisition of Politeno by the Company (Note 1(b)), on the grounds that the relevant market for the petrochemical industry has international scope and therefore the transaction does not represent a threat to competition.

(d) Corporate governance

Braskem enrolled in Level 1 of Differentiated Corporate Governance of Bovespa, which mainly commits the Company to improvements in providing information to the market and in the dispersion of shareholdings. The Company intends to reach Level 2 of Bovespa's Corporate Governance in due time.

2 Presentation of the Financial Statements

The financial statements were prepared in accordance with the accounting practices adopted in Brazil and also in compliance with the standards and procedures determined by the Brazilian Securities Commission (CVM).

To improve the presentation of, and comparison between, the financial statements of the Company, the consolidated statement of income for the period ended September 30, 2005 was adjusted to reflect the proportional consolidation of Petroflex Indústria e Comércio S.A.

("Petroflex") and the elimination of the proportional consolidation of Companhia de Desenvolvimento Rio Verde ("CODEVERDE").

3 Significant Accounting Policies

(a) Use of estimates

In the preparation of the financial statements, it is necessary to use estimates to record certain assets, liabilities and transactions. The financial statements of the Company and its subsidiaries include, therefore, various estimates regarding the selection of the useful lives of property, plant and equipment, deferred charges amortization periods, as well as provisions for contingencies, income tax and other similar amounts. Actual results may differ from the estimates.

(b) Determination of results of operations

Sales revenues are recognized when the risk and product title are transferred to customers. This transfer occurs when the product is delivered to customers or carriers, depending on the type of sales.

The provisions for income tax and Value-Added Tax on Sales and Services (ICMS) are recorded gross of the tax incentive portions, with the amounts related to tax exemption and reduction recorded in capital reserve.

In accordance with the requirements of CVM Deliberation 273 and Instruction 371, the deferred income tax is stated at probable realizable value, expected to occur as described in Note 17(b).

Monetary and foreign exchange variations on assets and liabilities are classified in "Financial income" and "Financial expenses", respectively.

The Company recognizes in financial results for the period the market value of derivative contracts relating to the realization of cash flows and liabilities indexed to foreign currency or international interest rates.

Earnings (loss) per share is calculated based on the number of outstanding shares at the end of the period.

(c) Current assets and long-term receivables

Cash and cash equivalents comprise primarily cash deposits and marketable securities or investments maturing within 90 days (Note 4).

Marketable securities are valued at the lower of cost or market, including accrued income earned to the balance sheet date. Derivative instruments are valued at their estimated fair values, based on market quotations for similar instruments with respect to future exchange and interest rates.

The allowance for doubtful accounts is set up at an amount considered sufficient to cover estimated losses on the realization of the receivables, taking into account the Company's loss experience. To determine doubtful accounts the Company analyzes, on a monthly basis, the amounts and characteristics of trade accounts receivable.

Inventories are stated at average purchase or production cost, which is lower than replacement cost or realization value. Imports in transit are stated at the accumulated cost of each import. Inventories of maintenance materials ("Warehouse") are classified in current assets or long-term receivables, considering their history of consumption.

Deferred income tax is recognized upon favorable scenarios for its realization. Periodically, the amounts recorded are reassessed in accordance with CVM Deliberation 273/98 and CVM Instruction 371/02.

Judicial deposits are stated net of the related contingent liabilities.

Other assets are shown at realizable values, including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

(d) Permanent assets

These assets are stated at cost plus restatements for inflation through December 31, 1995 considering the following:

. investments in subsidiaries, jointly-controlled entities and associated companies are accounted for on the equity method, plus/less unamortized goodwill/negative goodwill. Goodwill is calculated as the difference between the amount paid and the book value of net assets acquired. Goodwill is based on the expected future profitability of the investees and appreciation of the assets, and is amortized over a period of up to 10 years. Goodwill in merged companies is transferred to property, plant and equipment and deferred charges, when based on asset appreciation and future profitability of the investees, respectively. Other investments are carried at the cost of acquisition;

. interests in foreign subsidiaries are valued under the equity accounting method and foreign exchange variances on equity is recorded in a separate account under operating profits. Balance sheet and income statement accounts are converted into Brazilian currency at the exchange rates ruling as of the financial statement date, according to CVM Deliberation 28/86;

. property, plant and equipment is shown at acquisition or construction cost and, as from fiscal year 1997, includes capitalized interest incurred during the construction period. Capitalized interest is added to the assets and depreciated as from the time they become operational;

. depreciation of property, plant and equipment is recorded on the straight-line basis at the rates mentioned in Note 12;

. amortization of deferred charges is recorded over a period of up to ten years, as from the time benefits begin to accrue;

. as from January 2006, in accordance with IBRACON (Brazilian Institute of Independent Auditors) Technical Interpretation 01/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as "Machinery, equipment and facilities". Such stoppages occur at scheduled intervals from two to six years and the related expenses are amortized until the beginning of the next maintenance shutdown (Note 12).

(e) Current and long-term liabilities

These are stated at known or estimated amounts, including accrued charges and monetary and exchange adjustments, as applicable.

The provision for loss in subsidiaries is recorded based on the net capital deficiencies (excess of liabilities over assets) of these companies, and is recorded as a long-term liability against the equity results.

Defined-benefit pension plans are accounted for based on the calculations made by independent actuaries, which in turn are based on assumptions provided by the Company.

The provisions are recorded based on: (i) current legislation (even when management believes that this legislation may be considered unconstitutional); (ii) the need to eliminate contingent gains upon credit offsetting resulting from litigation; and (iii) estimated payments of indemnities considered probable.

(f) Deferred income

Deferred income includes negative goodwill of merged companies, supported by the expected future profitability.

(g) Consolidated financial statements

The consolidated financial statements were prepared in accordance with the consolidation principles set forth in the Brazilian corporate law and supplementary provisions of CVM and include the financial statements of the Company and its subsidiaries, jointly-controlled entities, and Special Purpose Companies (Entidades de Propósito Específico - "EPEs") in which the Company has direct or indirect share or management control, as shown below:

			Interest in total capital

				- %
		Head office	Sep/2006	Jun/2006

Subsidiaries
Braskem Argentina	(i)	Argentina	98.00	98.00
Braskem America Inc. ("Braskem America")		USA	100.00	100.00
Braskem Distribuidora		Brazil	100.00	100.00
Braskem Europa	(ii)	Holland	100.00
Braskem Incorporated		Cayman Islands	100.00	100.00
Braskem Participações S.A. ("Braskem Participações")		Brazil	100.00	100.00
Companhia Alagoas Industrial - ("CINAL")		Brazil	100.00	100.00
CPP - Companhia Petroquímica Paulista ("CPP")		Brazil	79.70	79.70
Politeno		Brazil	96.16	96.16
Tegal Terminal de Gases Ltda. ("Tegal")		Brazil	95.83	95.83

Jointly-controlled entities	(iii)
CETREL S.A. - Empresa de Proteção Ambiental ("CETREL")	(iv)	Brazil	49.03	49.03
Companhia Petroquímica do Sul ("COPESUL")		Brazil	29.46	29.46
Petroflex		Brazil	20.12	20.12
Petroquímica Paulínia	(v)	Brazil	60.00	60.00

Special-purpose entities	(vi)
Chemical Fundo de Investimento em Direitos Creditórios
("Fundo Chemical")	(vii)	Brazil	12.00	12.94
Chemical Fundo de Investimento em Direitos Creditórios
("Fundo Chemical II")	(vii)	Brazil	9.97	9.97
Fundo Parin		Guernsey	100.00	100.00
Sol-Fundo de Aplicação em Cotas de Fundos de Investimentos
("FIQ Sol")		Brazil	100.00	100.00

Direct subsidiary of Braskem Participações
Investimentos Petroquímicos Ltda. ("IPL")	(viii)	Brazil		100.00

Direct subsidiary of Copesul
COPESULInternational Trading Inc.		Bahamas	100.00	100.00

Direct subsidiary of IPL	(viii)
Braskem Importação e Exportação Ltda. ("Braskem Importação")	(ix)	Brazil		100.00

Direct subsidiaries of Braskem Distribuidora
Braskem Importação	(ix)	Brazil	100.00
Cayman		Cayman Islands	100.00	100.00

Direct subsidiaries of Cayman
Braskem Overseas Inc. ("Overseas")		Cayman Islands	100.00	100.00
Lantana Trading Company Inc. ("Lantana")		Bahamas	100.00	100.00

Direct subsidiary of Politeno
Politeno Empreendimentos Ltda ("Politeno Empreendimentos")		Brazil	99.99	99.99

Direct subsidiary of Politeno Empreendimentos
Santeno Irrigações do Nordeste Ltda ("Santeno")		Brazil	99.99	99.99

(i)	Including the interest of subsidiary Braskem Distribuidora, Braskem's interest amounts to 100.00%.
(ii)	Company organized in September, 2006 (Note 1(b)).
(iii)	Investments consolidated on a pro rata basis, pursuant to CVM Instruction 247/96.
(iv)	Including the interest of subsidiary CINAL, Braskem's interest amounts to 53.61%. Jointly-controlled entity pursuant to the provisions of the stockholders' agreement.
(v)	Jointly-controlled entity pursuant to the stockholders' agreement.
(vi)	Investments consolidated in accordance with CVM Instruction 408/04.
(vii)	Interest corresponding to subordinated quotas held by Braskem.
(viii)	Investment merged into Braskem Distribuidora in September 2006.
(ix)	Upon the merger of IPL, the investment in Braskem Importação e Exportação is held by Braskem Distribuidora.

In the consolidated financial statements, the intercompany investments and the equity in results, as well as the intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies, were eliminated.

Minority interest in the equity and in the results of subsidiaries has been segregated in the consolidated balance sheet and statement of operations for the periods, respectively. Minority interest corresponds to the respective participations of Politeno, CPP and Tegal.

Goodwill not eliminated on consolidation is reclassified to a specific account in permanent assets, in accordance with CVM Instruction 247/96. Negative goodwill is reclassified to "Deferred income".

For a better presentation of the consolidated financial statements, the cross-holding between the Company and subsidiaries Braskem Participações and Politeno was reclassified to "Treasury stock". The total shares held by these subsidiaries, as well as the shareholding in the Company's total capital are shown below:

	Braskem Participações	Politeno

Common shares	580,331
Class "A" preferred shares	290,165	2,186,133
Interest in total capital	0.24%	0.60%

Pursuant to paragraph 1, article 23 of CVM Instruction 247/96, the Company no longer consolidates on a pro rata basis the financial statements of the jointly-controlled subsidiary CODEVERDE. This subsidiary is in pre-operating stage. Its information does not show significant changes and does not lead to distortions in the Company consolidated financial statements.

The reconciliation between the parent company and consolidated shareholders' equity and the net income for the period is as follows:

			Net income for the
	Stockholders' equity			period

	Sep/06	Jun/06	Sep/06	Sep/05

Parent company	4,456,324	4,637,624	(2,957)	675,767
Cross holding classified as treasury stock	(60,999)	(60,999)
Effects of the consolidation of EPEs				3,830
Exclusion of profits in subsidiary's inventories	(2,790)	(2,189)	2,398	2,413
Exclusion of the gain on the sale of investment between related
parties	(38,476)	(38,476)
Exclusion of results of financial transactions between related
parties	(13,044)	(12,986)	999
Reversal of amortization of goodwill on the sale of investments
between related parties	17,171	16,140	3,093	3,093
Exclusion of the gain on the assignment of right of use between
related parties	(34,942)	(34,942)	19,657

Consolidated	4,323,244	4,504,172	23,190	685,103

(h) Supplementary information

To improve the information provided to the market, the Company presents its Statement of Cash Flows as supplementary information.

4 Cash and Cash Equivalents

	Sep/06	Jun/06

Cash and banks	10,858	63,407
Financial investments
Domestic	555,942	162,463
Abroad	404,362	689,347

	971,162	915,217

The domestic investments are mainly represented by quotas of a Braskem exclusive fund, which, in turn, holds quotas of domestic investment funds, such as fixed income investment funds, multiportfolio funds, investment fund in credit rights, and other fixed-income securities. Foreign investments mainly comprise highly liquid public securities, recorded at realizable values.

The Company maintains cash and cash equivalents sufficient to cover: (i) its working capital needs; (ii) investments anticipated in the business plan; and (iii) adverse conditions that may reduce the available funds.

Such funds are allocated in order to: (i) have a return compatible with the maximum volatility determined by the investment and risk policy; (ii) obtain a high spread of the consolidated portfolio; (iii) avoid the credit risk arising from the concentration in a few securities; and (iv) follow the market interest rate changes both in Brazil and abroad.

5 Marketable Securities

	Sep/06	Jun/06

Current assets
Foreign public securities	316,346
Investment fund	539,427	530,193
Other	6,982	6,651

	862,755	536,844

Long-term receivables
Debentures with share in profit	6,826	6,826
Subordinated quotas of investment fund - credit rights	66,743	66,158
FINOR and other securities	10,221	10,174

	83,790	83,158

Total	946,545	620,002

Braskem is the only quotaholder of the investment fund in current assets. Its portfolio comprises time deposits at Banco Credit Suisse First Boston ("CSFB"), maturing in June 2007. The investment is accounted for at realizable value and its risk is regularly reassessed by the Company.

6 Trade Accounts Receivable

	Sep/06	Jun/06

Customers
Domestic market	922,426	752,126
Foreign market	387,605	415,265
Discounted trade bills	(112,692)
Advances on bills of exchange delivered	(46,944)
Allowance for doubtful accounts	(94,742)	(83,743)

	1,055,653	1,083,648
Long-term receivables	(54,985)	(25,051)

Current assets	1,000,668	1,058,597

In September 2006, the Company carried out a trade bill discount transaction with a financial institution, undertaking to reimburse it in the event of delinquency of the customers.

The Company adopts an additional policy for realizing domestic trade accounts, by selling its receivables to investment funds with credit rights (Chemical and Chemical II Funds - Note 3(g)) which pay the Company earlier than the normal maturity of these customer receivables.

Changes in the allowance for doubtful accounts are as follows:

	Sep/06	Sep/05

At the beginning of the year	72,945	46,201
Additions classified as selling expenses	62,697	27,438
Reversal of allowance / recovery of credits	(40,900)	(6.663)
Exchange variation		98

At the end of the period	94,742	67,074

7 Inventories

	Sep/06	Jun/06

Finished products	742,356	799,239
Work-in-process	28,697	37,654
Raw materials, production inputs and packaging	248,961	272,713
Warehouse (*)	280,168	330,768
Advances to suppliers and others	53,635	42,740
Provision for adjustment to realization value	(14,166)	(15,049)

Total	1,339,651	1,468,065
Long-term receivables (*)	(21,464)	(41,306)

Current assets	1,318,187	1,426,759

(*) Based on its turnover, part of the maintenance materials inventory was reclassified to long term.

In September the inventories acquired for the programmed maintenance shutdowns in the amount of R$ 35,406 were transferred by property, plant and equipment.

Advances to suppliers mainly relate to the acquisition of petrochemical naphtha, which is the main raw material of the Company.

8 Related Parties

						Balances

	Current	Long-term		Current	Long-term
	assets	receivables		liabilities		liabilities

	Trade
	accounts	Related				Related
	receivable	parties	Suppliers	Debentures	Suppliers	parties

Subsidiaries
Braskem America	26,009
Braskem Distribuidora		122
Braskem Importação						1,320
Braskem Participações						5,565
Braskem Inc.	11,559
Cayman	13	53
CINAL			339			1,650
CPP (i)		37
Lantana	52,346
Tegal (i)		2,420	2,065			18
Politeno	43,996	114,861	3,655
Politeno Empreendimentos						2,091

Jointly-controlled entities
CETREL (i)	60	135	363
Copesul (ii)	2,523		697,807
Petroflex	84,192
Petroquímica Paulínia (iv)		17,740

Associated company
Borealis	9,596

Related parties
ODBPAR(iii)				1,098,753
Petrobras		38,023	564,879		18,101
Petrobras Distribuidora S.A.			425
Other		1,810

At September 30, 2006	230,294	175,201	1,269,533	1,098,753	18,101	10,644

At June 30, 2006	166,183	125,033	1,160,834	1,065,994	21,949	12,442

(i)	Amounts stated under "Related parties", in long-term receivables, refer to advances for future capital increase.
(ii)	The "accounts receivable" balance includes credit on the sale of ICMS transferred to Copesul
(iii)	Debentures classified in long-term liabilities as of June 30, 2006 (Note 15).
(iv)	Non-interest bearing notes receivable.

			Transactions - nine months

		Raw materials,
	Product	services & utilities	Financial	Financial
	sales	purchases	income	expenses

Subsidiaries
Braskem America (ii)	18,455
Braskem Distribuidora			4
Braskem Importação				138
Braskem Inc.	31,665
Braskem Participações				365
Cayman	9,308		6
CINAL		26,873
Lantana	199,991
Polialden (i)	136,983
Tegal		14,786	78	14
Politeno	795,981	7,376	2,522	229

Jointly-controlled entities
CETREL	1,091	18,468
Copesul	3,189	2,050,058	14,389
Petroflex	342,333

Associated company
Borealis	92,772

Related parties
ODBPAR				99,405
CNO		98,455
Petrobras		3,864,248	2,744
Petrobras Distribuidora		228,149
Other			167

At September 30, 2006	1,631,768	6,308,413	19,910	100,151

At September 30, 2005	2,357,758	5,500,487	23,064	131,203

(i)	Transactions carried out until the merger of Polialden on May 31, 2006.
(ii)	Transactions carried out following the merger of Polialden, on May 31, 2006.

"Trade accounts receivable" and "Suppliers" include the balances resulting from transactions with related parties, arising mainly from the following sales and purchases of goods and services:

Sales of Braskem:

Company	Products/inputs

Borealis / Cayman / Lantana /Braskem America	Thermoplastic resins
Braskem Inc	Basic petrochemicals
Polialden / Politeno	Ethylene and utilities
Petroflex	Butadiene

Purchases of Braskem:

Company	Products/inputs/services

CINAL / Cetrel	Utilities, treatment and incineration of waste
Copesul	Ethylene, propane and utilities
Petrobras	Naphtha
Petrobras Distribuidora	Fuel Oil
Polialden	Thermoplastic resins
CNO	Construction and maintenance services
Tegal	Gas storage services

Transactions with related parties are carried out at normal market prices and conditions, considering (i) for the sale of ethylene, the process that shares the margin with the second generation companies, and (ii) for the purchase of naphtha supplied by Petrobras, prices charged on the European market. Through September 30, 2006, the Company also imported naphtha at a volume equal to 24% of its consumption.

The related parties balance includes current account balances with group companies, remunerated at 100% of CDI.

The current accounts are used by the Company and its direct and indirect subsidiaries to centralize available cash in a central pool for settlement of their obligations. Financial charges on remittances and balances of the pool of funds are agreed upon by the account holders, considering the costs of funds charged to the individual participants by financial institutions, so that such charges are paid/transferred to the Company.

9 Taxes Recoverable

	Sep/06	Jun/06

Excise tax (IPI)	60,282	62,317
Value-added Tax on Sales and Services (ICMS)	638,787	586,856
Social Integration Program (PIS) and Social Contribution on
Revenues (COFINS) (standard operations)	121,917	100,152
Import duty	25,029	42,708
PIS - Decree-laws 2445 and 2449/88	42,077	54,621
Income Tax and Social Contribution	32,532	30,014
Income Tax on Net Income - ILL	12,420	12,675
FINSOCIAL	11,812	14,221
Other	22,354	25,385

	967,210	928,949
Current assets	(336,648)	(331,377)

Long-term receivables	630,562	597,572

(a) IPI excise tax

In 1Q05, the Company concluded the offset of its IPI credits from acquisition of raw materials and inputs that are exempt from IPI, not subject to IPI taxation or taxed at a zero rate, related to transactions involving the establishments of merged company OPP Química S.A. (OPP Química) located in the State of Rio Grande do Sul. This excise tax credit derived from a lawsuit, proposed in July 2000, filed for full adoption of the non-cumulative tax principle to said establishments.

On December 19, 2002, the Federal Supreme Court (STF), based on past determinations of its Full Bench, judged an extraordinary appeal lodged by the National Treasury and affirmed the decision of the Regional Federal Court (TRF), 4th Circuit, recognizing the entitlement to an IPI tax credit from said acquisitions during a 10-year period prior to the filing date, plus monetary restatement and accrual of interest at the SELIC benchmark rate until actual use of these credits.

The STF determination was challenged by the National Treasury via special appeal known as "agravo regimental", which is pending judgment by the Second Panel of the STF. In this special appeal, the National Treasury is no longer challenging the Company's entitlement to the IPI tax credit itself, but rather alleging some inaccuracies in the court determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the respective calculation rate. According to the opinion of the Company's legal advisors, however, all these aspects have already been settled in the STF and TRF decisions favorably to OPP Química, or even in the STF full-bench precedents. For this reason, the special appeal referred to above poses no risk of changes in OPP Química's entitlement to the tax credit, even though the STF itself is revisiting this matter in a similar lawsuit involving another taxpayer (this judgment is currently on hold).

In December 2002, OPP Química booked the related tax credit of R$ 1,030,125, which was offset by the Company with IPI itself and other federal tax debts.

On September 28, 2006, the Company received four tax assessment notices based on the offset of those IPI tax credits at the Rio Grande do Sul establishments of merged company OPP and has filed its defense at the administrative level.

Two of these notices were issued solely to avoid forfeiture of the tax authorities' right to dispute the use of tax credits for ten years before the filing of a lawsuit by the Company (R$ 308,629). However, the Company's offset of tax credits is protected by the STF final and conclusive determination, which voids the content of said notices.

The other two notices, in the amount of R$ 791,371, allege that there is no favorable court decision supporting the Company's use of tax credits deriving from future acquisition of raw materials. However, those court rulings did recognize the Company's ongoing entitlement to offset its tax credits. In the opinion of its external legal advisors, it is probable that the Company will prevail against these four notices.

Similar lawsuits have also been filed by the Company's branches located in the States of São Paulo, Bahia and Alagoas (Note 16 (ii)).

(b) ICMS

The Company has accumulated ICMS tax credits, basically on account of its high level of exports (exempt from ICMS taxation) and domestic sales subject to deferred state taxation (ICMS payable only upon a subsequent process). The Company's Management is giving priority to a number of actions aimed at optimal use of such credits and, currently, no losses are expected from realization thereof.

The Management's actions comprise, among others:

. Obtaining from the Rio Grande do Sul state authorities an authorization for transfer of these credits to third parties, backed by Agreement TSC 036 of 2006 (published in the Official Gazette on October 19, 2006).

. Negotiating with the Bahia state authorities an increased ICMS tax exemption (from 40% to 60%) on imported petrochemical naphtha (article 347, paragraphs 9 and 10 of the Bahia State ICMS Regulations, Decree 9681 of 2005).

. Replacing the exports of co-products by domestic market transactions with identified clients.

. Starting input imports under specific customs prerogatives, thus ensuring a lower generation of ICMS credits.

Based on the Company's Management projection for the realization of those credits (R$638,787 on September 30, 2006; R$ 586,856 on June 30, 2006), the amount of R$458,148 (R$408,573 on June 30, 2006) was classified as long-term receivables.

10 Judicial Deposits and Compulsory Loan - Long-term Receivables

	Sep/06	Jun/06

Judicial deposits
Tax contingencies	82,016	72,869
Labor and other contingencies	13,370	10,398

Compulsory loan
Eletrobrás	12,098	12,098

	107,484	95,365

11      Investments

(a) Information on investments

Number of shares of quotas held (thousand)

							Interest in	Interest in
				Sep/06	Jun/06	total capital (%)		voting capital (%)

	Common	Pref.
	shares	shares	Quotas	Total	Total	Sep/06	Jun/06	Sep/06	Jun/06

Subsidiaries
Braskem America (i)	40			40	40	100.00	100.00	100.00	100.00
Braskem Inc.	40,095			40,095	40,095	100.00	100.00	100.00	100.00
Braskem Participações	6,500,000			6,500,000	6,500,000	100.00	100.00	100.00	100.00
Braskem Distribuidora			31,649	31,649	31,649	100.00	100.00	100.00	100.00
Braskem Argentina (i)			19,600	19,600	19,600	98.00	98.00	98.00	98.00
Braskem Europa (i)			500	500		100.00		100.00
CINAL (iii)	92,587			92,587	150,244	100.00	100.00	100.00	100.00
CPP	8,465			8,465	8,465	79.70	79.70	79.70	79.70
Tegal			23,157	23,157	23,157	95.83	95.83	95.83	95.83
Politeno	62,422,578	1,190,136		63,612,714	63,612,051	96.16	96.16	100.00	100.00

Jointly-controlled entities
CETREL	730			730	730	49.03	49.03	49.03	49.03
CODEVERDE	9,755			9,755	9,755	35.55	35.55	35.55	35.55
Copesul	44,255			44,255	44,255	29.46	29.46	29.46	29.46
Petroflex	4,759	2,321		7,080	7,080	20.12	20.12	20.14	20.14
Petroquímica Paulínia	45,000			45,000	4,500	60.00	60.00	60.00	60.00

Associated companies
Borealis	18,949			18,949	18,949	20.00	20.00	20.00	20.00
Rionil			3,061	3,061	3,061	33.33	33.33	33.33	33.33
Sansuy			271	271	271	20.00	20.00	20.00	20.00

Information on subsidiaries' investments

Braskem Distribuidora
Cayman	900			900	900	100.00	100.00	100.00	100.00
Braskem Argentina(i)			400	400	400	2.00	2.00	2.00	2.00
Braskem Importação			252,818	252,818		100.00		100.00
Braskem Participações
IPL					295		100.00		100.00
IPL
Braskem Importação					252,818		100.00		100.00
Cayman
Overseas(i)	1			1	1	100.00	100.00	100.00	100.00
Lantana	5			5	5	100.00	100.00	100.00	100.00
Cinal
Cetrel	68			68	68	4.58	4.58	4.58	4.58
Politeno
Politeno Empreendimentos			24	24	24	99.99	99.99	99.99	99.99
Politeno Empreendimentos
Santeno			2,966	2,966	2,966	99.99	99.99	99.99	99.99
(i)	Number of shares or quotas in units.
(ii)	Reduction as a result of the partial spin-off carried out on July 20, 2006 (Note 1 (b)).

Information on investments (continued)

	Adjusted net income (loss)		Adjusted stockholders'		Dividends proposed
	for the period		equity (net capital deficiency)		in the period

	Sep/06	Sep/05	Sep/06	Jun/06	Sep/06	Sep/05

Subsidiaries
Braskem America (i)	542		5,408	5,804
Braskem Argentina	26		166	36
Braskem Inc.	(30,057)	217	83,738	103,768
Braskem International (ii)		69,568
Braskem Participações	1,048	28	21,608	21,508
Braskem Distribuidora (iii)	17,015		94,403	70,752
Cayman		105
CINAL	804	(3,335)	23,614	89,919
CPP			10,621	10,621
Lantana		(81,992)
Overseas		(4,532)
Polialden		2,368
Politeno	(6,355)		483,162
Tegal	(1,208)	(2,453)	14,498	14,240

Jointly-controlled entities
CETREL	11,491	5,581	109,482	106,783
CODEVERDE			43,887	43,887
Copesul	404,321	345,211	1,413,085	1,415,694	271,134	395,802
Petroflex	14,105	75,731	306,861	297,881		8,667
Petroquímica Paulínia			75,000	7,500
Politeno		56,871		485,982		15,000

Associated companies
Borealis	11,784	6,964	115,966	113,755
Rionil	120	(120)	5,936	5,897
Sansuy	(9,837)	(9,422)	(24,981)	(19,935)

Information on subsidiaries' investments
Braskem Distribuidora
Braskem Argentina	26		166	36
Braskem Importação	114		493
Cayman	19,834		(592)	(22,923)
Braskem Participações
IPL				467
IPL
Braskem Importação		119		456
Cayman
Lantana	(174,713)		(213,261)	(40,774)
Overseas	189,560			(192,176)
Cinal
Cetrel	11,491		109,482
Politeno
Politeno Empreendimentos	880		14,135	14,040
Politeno Empreendimentos
Santeno	288		1,697	1,586

(i)	Investment arising from the merger of Polialden (Note 1(b))
(ii)	Company wound up on March 30, 2006.
(iii)	Equity in the earnings of subsidiary (Note 3(g)).

Quotation of related parties listed on the São Paulo Stock Exchange:

				Quotation (R$)	Trading Unit

	Type	Code	Sep/2006	Sep/2005

Politeno	PNA	PLTO5	9.90	19.20	1,000 shares
	PNB	PLTO6	5.60	0.53	1,000 shares
Copesul	ON	CPSL3	29.78	28.59	1 share
Petroflex	ON	PEFX3	15.20	16.33	1 share
	PNA	PEFX5	12.99	15.74	1 share

(b) Investment activity in subsidiaries, jointly-controlled entities and associated companies

	Subsidiaries and jointly-controlled entities

	Braskem America	Braskem Distribuidora	Braskem Inc.	Braskem Participações	CETREL	CINAL	COPESUL

At January 1		77,388	122,509	20,560	60,476	61,428	556,512
Addition through exchange/ purchase of shares/ merger	6,013				2,296	10,911
Reversal/ write-off through merger/ spin-off						(58,212)
Dividends							(79,878)
Equity in the results	(323)	17,015	(30,057)	1,048	5,560	834	130,720
Amortization of goodwill					(2,404)	(78)	(24,206)
Exchange variation on foreign investment	(282)		(8,714)

At the end of the period	5,408	94,403	83,738	21,608	65,928	14,883	583,148

					Subsidiaries and jointly-controlled entities

						Sep/06	Jun /06

	Petroquímica
	Paulínia	Petroflex	Polialden(i)	Politeno(i)	Other	Total	Total

At January 1	45,000	55,497	487,735	508,679	28,929	2,024,713	2,024,713
Addition through exchange / purchase of shares/ merger	40,500			237,504	895	298,119	257,517
Reversal/ write-off through merger / spin-off	(40,500)		(188,777)			(287,489)	(229,277)
Dividends		2,568				(77,310)	(44,607)
Equity in the results		3,059	1,168	(12,571)	(1,097)	115,356	88,036
Set up of goodwill					2,917	2,917	2,917
Transfer of goodwill through merger			(337,328)			(337,328)	(337,328)
Amortization of (goodwill)/negative goodwill			37,202	(45,563)	(2,952)	(38,001)	(14,356)
Exchange variation on foreign investment						(8,996)	(9,538)
Other					432	432	435

At the end of the period	45,000	61,124		688,049	29,124	1,692,413	1,738,512

(i) Equity in the results includes the effect of the distribution of dividends for preference shares with incentives.

Associated companies

				Sep/06	Jun/06

	Borealis	Rionil	Other	Total	Total

At January 1	22,823	1,946	992	25,761	25,761
Equity in the results	2,370	33	(992)	1,411	956
Dividends	(2,000)			(2,000)	(2,000)

At the end of the period	23,193	1,979		25,172	24,717
			>

Goodwill and negative goodwill underlying the investments

							Sep/06	Jun/06

	Cetrel	Cinal	Copesul	Polialden	Politeno	Other	Total	Total
	(i)		(ii)	(ii)	(ii)

Goodwill	15,622		309,121	510,674	492,270	2,917	1,330,604	1,330,604
Accumulated amortization	(3,372)		(142,279)	(173,346)	(197,440)	(2,917)	(519,354)	(495,707)
Transfer of goodwill to deferred
charges through merger				(337,328)			(337,328)	(337,328)
Negative goodwill		(8,731)		(52,962)	(73,404)	(2,114)	(137,211)	(137,211)
Realization				52,962			52,962	52,962

Goodwill (negative goodwill), net	12,250	(8,731)	166,842		221,426	(2,114)	389,673	413,320

(i)	Goodwill based on the appreciation of property, plant and equipment and amortized up to 2015.
(ii)	Goodwill based on expected future profitability, amortized up to 2011.

In the consolidated financial statements, goodwill is stated in property, plant and equipment or deferred charges, while negative goodwill is stated in deferred income, in accordance with CVM Instruction 247/96.

Provision for loss on investments

	Provision for loss on investments - Long-term liabilities

			Sep/06	Jun/06

	Braskem
	International	Other	Total	Total

At January 1	190,517	9,280	199,797	199,797
Reversal due to winding up of company	(170,351)		(170,351)	(170,351)
Operating result	(6,469)		(6,469)	(6,469)
Non-operating result		(2)	(2)	(84)
Exchange variation on stockholders' equity	(13,697)		(13,697)	(13,697)

At the end of the period		9,278	9,278	9,196

(c) Information on the main investees with operating activities

Copesul

Copesul is engaged in the manufacture, sale, import and export of chemical, petrochemical and fuel products and the production and supply of utilities, as well as providing various services used by the companies in the Triunfo Petrochemical Complex in the State of Rio Grande do Sul and management of logistic services related to its waterway and terrestrial terminals.

Polialden

Polialden, merged into the Company on May 31, 2006 (Note 1(b)), was engaged in the manufacture, processing, sale, import and export and any other activities related to the production or sale of high-density polyethylene and other chemical and petrochemical products. The main raw material for all of its products is ethylene, which was supplied by Braskem. Polialden operated an industrial plant in Camaçari - Bahia.

Politeno

Politeno is engaged in the manufacture, processing, direct or indirect sale, consignment, export, import and transportation of polyethylene and by-products, as well as the participation in other companies. The main raw material for all of its products is ethylene, which is supplied by Braskem. Politeno operates an industrial plant in Camaçari - Bahia. On April 4, 2006, the Company acquired common and preferred shares in Politeno, and now holds 100% and 96.16% of Politeno's voting and total capital, respectively (Note 1 (b)).

CETREL

The activities of CETREL are to supervise, coordinate, operate and monitor environmental protection systems; carry out research in the environmental control area and in the recycling of waste and other materials recoverable from industrial and urban emissions; monitor the levels of environmental pollution of air quality, water resources and other vital elements; perform environmental diagnostics; prepare and implement projects of environmental engineering solutions; develop and install environmental management systems and those relating to quality, laboratory analyses, training, environmental education and also specification, monitoring and intermediation in the acquisition of materials of environmental protection systems.

CINAL

Until July 2006, CINAL was engaged in the implementation of the Basic Industrial Nucleus of the Alagoas Chlorinechemical Complex and the production and sale of goods and several services, such as steam, industrial water, industrial waste treatment and incineration of organochlorine waste for the companies located in the mentioned Industrial Nucleus. In July 2006, the assets associated with the production of steam, industrial water and other industrial inputs were spun-off and merged into the Company (Note 1 (b)).

Petroquímica Paulínia

On September 16, 2005, Braskem and Petroquisa formed Petroquímica Paulínia, which will be responsible for the implementation and operation of a new polypropylene unit to be built at Paulínia - São Paulo, using as raw material polymer-grade propylene supplied by Petrobras. Operations are scheduled to start by early 2008, using last-generation Braskem technology. The assignment of the right to use this technology gave rise to a gain in December 2005, of R$ 58,240 for the Company.

Investments in the new plant are estimated at US$ 356 million. The capital structure is expected to comprise approximately 30% of own funds and 70% of third-party funds, represented by long-term loans and financing.

12 Property, Plant and Equipment

			Sep/06	Jun/06

					Average annual
		Accumulated			depreciation
	Cost	depreciation	Net	Net	rates (%)

Tangible assets

Land	21,263		21,263	21,264
Buildings and improvements	890,815	(383,444)	507,371	493,744	2,4
Machinery, equipment and facilities	7,262,411	(3,298,240)	3,964,171	3,957,338	6,8
Mines and wells	27,634	(22,808)	4,826	5,025	10,6
Furniture and fixtures	40.098	(33.797)	6.301	5.427	10,0
Information technology equipment	59,376	(48,797)	10,579	11,213	20,0
Projects in progress	1,437,990		1,437,990	1,196,623
Other	119,702	(54,996)	64,706	63,382	16,0

	9,859,289	(3,842,082)	6,017,207	5,754,016

Intangible assets

Brands and patents	512	(498)	14	16	10,0
Technology	27,949	(18,885)	9,064	9,644	10,0
Rights of use	2,441	(1,051)	1,390	1,409	5,0

	30,902	(20,434)	10,468	11,069

Total	9,890,191	(3,862,516)	6,027,675	5,765,085

Projects in progress relates mainly to projects for expansion of the industrial units capacities, operating improvements to increase the useful lives of machinery and equipment, development of a new integrated management tool for Braskem businesses, excellence projects in maintenance and production, as well as programs in the areas of health, technology and security, and capitalized interest, in the amount of R$ 91,338 (June 30, 2006 - R$ 68,805), determined based on the average rate of outstanding financing. This account also includes R$ 35,406 of materials for the programmed maintenance shutdowns, transferred from current assets in September (Note 7).

At September 30, 2006, property, plant and equipment includes the appreciation, in the form of goodwill arising from the merger of subsidiaries, in conformity with CVM Instruction 319/99, in the net amount of R$ 834,530 (June 30, 2006 - R$ 849,305), appropriated to the asset accounts which originated the goodwill.

As from January 2006, in accordance with IBRACON (Brazilian Institute of Independent Auditors) Technical Interpretation 01/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as "Machinery, equipment and facilities". Such expenses, which arise from the partial or full production stoppage, occur at scheduled intervals from two to six years and are amortized to production cost until the beginning of the next maintenance shutdown. Until December 2005, such expenses were recorded in Deferred charges and amortized to production cost through the beginning of the next shutdown.

Also because of the adoption of Technical Interpretation 01/2006, in the first quarter of 2006, the Company recorded additional depreciation of machinery and equipment in the amount of R$ 164,889. As this is a change in accounting criterion and depreciation in relation to years prior to 2006, this amount was recorded in Stockholders' equity, as Accumulated losses, as required by Technical Interpretation 01/2006 (Note 20(e)).

13 Deferred Charges

	Sep/06	Jun/06

Costs
Pre-operating expenses	64,041	64,041
Organization and system implementation expenses	264,035	253,312
Expenditures for structured operations	314,443	314,442
Goodwill on merged investments (i)	1,865,550	1,865,550
Research and development	59,798	59,799
Other	17,509	17,502

	2,585,376	2,574,646
Accumulated amortization	(1,175,896)	(1,082,911)

	1,409,480	1,491,735

(i)The goodwill on merged investments is based on expected future profitability and is being amortized in up to ten years, according to the appraisal reports issued by independent experts. The recording of this goodwill in deferred charges is in conformity with CVM Instruction 247/96.

14 Loans and Financing

	Annual financial charges	Sep/06	Jun/06

Foreign currency
Eurobonds	Note 14 (a)	2,262,768	1,636,691
Advances on foreign exchange
contracts	US$ exchange variation + average fixed interest of 5.52%	1,114	90,730
Export prepayment	Note 14 (b)	332,673	388,495
Medium - Term Notes	Note 14 (c)	765,224	1,181,137
Raw material financing	US$ exchange variation + interest of 1.38% above 6-month LIBOR	4,403	26,471
	YEN exchange variation + fixed interest of 6.70%	1,313	1,830
Permanent asset financing	US$ exchange variation+ interest of 3.88% above 6-month LIBOR	12,569	12,174
	US$ exchange variation + fixed interest of 7.14%	951	6,158
Local currency
BNDES	Average fixed interest of 11.10% + fixed restatement (TJLP-6 and UMBNDES) -
	Note 14 (d)	200,589	185,928
BNB	Fixed interest of 11.81% - Note 14 (d)	100,563	74,926
FINEP	Fixed restatement (TJLP) - Note 14 (d)	44,228	22,453
Acquisition of shares	Note 14 (e)		187,075
Project financing (NEXI)	YEN exchange variation + interest of 0.95% above 6-month TIBOR - Note 14(f)	282,492	281,038

		4,008,887	4,095,106
Less: Current liabilities		(606,151)	(940,540)

Long-term liabilities		3,402,736	3,154,566

UMBNDES = BNDES monetary unit.
LIBOR = London Interbank Offered Rate.
TIBOR = Tokyo Interbank Offered Rate.

(a) Eurobonds

In September 2006, the Company approved the issue of US$ 275,000 thousand in Bonds, with a 8% coupon and maturity in ten years. Funds raised were used mainly to repurchase Medium-Term Notes ("MTN") maturing in 2008 (Note 14(c)).

Composition of transactions:

	Amount		Interest
Issue	US$ thousand	Maturity	p.a.	Sep/06	Jun/06

Jun/1997	150,000	Jun/2007	9.00%	333,876	325,051
Jul/1997	250,000	Jun/2015	9.375%	560,394	545,161
Jun/2005	150,000	none	9.75%	327,442	325,951
Apr/2006	200,000	none	9.00%	442,543	440,528
Sep/2006	275,000	Jan/2017	8.00%	598,513

				2,262,768	1,636,691

(b) Prepayments of exports

Composition of transactions:

	Amount	Settlement
Date	US$ thousand	date	Charges	Sep/06	Jun/06

Jun/2004	200,000	Jun/2009	1.45% p.a. + 6-month LIBOR	278,544	325,696
Jan/2005	45,000	Jan/2008	1.55 % p.a. + 3-month LIBOR	54,129	62,799

				332,673	388,495

(c) Medium-Term Notes ("MTN") program

Composition of transactions:

	Amount	Issue		Interest
Issue	US$ thousand	date	Maturity	p.a.	Sep/06	Jun/06

3rd Tranche	275,000	Nov/2003	Nov/2008	12.50%	196,576	595,183

4th Tranche	250,000	Jan/2004	Jan/2014	11.75%	543,550	541,075

					740,126	1,136,258

				Interest	25,098	44,879

					765,224	1,181,137

To restructure its debt, the Company repurchased part of the notes maturing in November 2008 (3rd Tranche) in the amount of US$ 184.6 million, corresponding to 67% of the original issue. The Company paid the note holders, in addition to the principal, the amount relating to accrued and future interest, brought to present value.

(d) BNDES, BNB and FINEP

These loans relate to various transactions aiming at increasing production capacity, as well as environmental programs, operating control centers, laboratory and waste treatment stations. Principal and charges are payable monthly up to June 2016.

In June 2005, a further BNDES credit line was approved, in the amount of R$ 384,600, of which R$ 185,833 were released up to September 30, 2006.

(e) Acquisition of shares

This loan refers to the acquisition from BNDESPAR of one billion shares of Braskem Participações, made in September 2001, by the merged company Nova Camaçari Participações S.A. ("Nova Camaçari"). The loan principal was fully paid in August 2006. The principal bore interest of 4% p.a. and TJLP, due annually as from August 2002.

(f) Project finance

In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand - R$ 136,496, and YEN 6,628,200 thousand - R$ 141,529. The principal is payable in 11 installments as from March 2007, with final maturity in June 2012.

As part of its risk management policy (Note 22), the Company entered into a swap contract in the total amount of these loans, which, in effect, change the annual interest rate to 101.59% of CDI for the tranche drawn down in March, 2005 and 104.29% and 103.98% of CDI for the tranches drawn down in September 2005. The swap contract was signed with a leading foreign bank and its maturity, currencies, rates and amounts are perfectly matched to the financing contract. The effect of this swap contract is recorded in financial results, under monetary variation of financing (Note 23).

(g) Repayment schedule

Long-term loans mature as follows:

	Sep/06	Jun/06

2007	100,002	133,786
2008	438,393	822,443
2009	171,002	154,566
2010	107,486	91,667
2011 and thereafter	2,585,853	1,952,104

	3,402,736	3,154,566

(h)Guarantees

In the case of short-term loans, the Company has given security such as trade bills receivable and promissory notes.

Long-term loans are secured by liens on fixed assets, shares, shareholders' sureties, bank guarantees and promissory notes. Certain long-term operations are guaranteed by Surety Bonds and mortgages of the Company's industrial plants.

At September 30, 2006, the Company had given direct guarantee under financing of the jointly-controlled entity Petroflex for R$ 14,224 (June 30, 2006 - R$ 15,494). This guarantee corresponds to the maximum amount of potential future repayments (not discounted) that the Company may be required to make.

15 Debentures

At a meeting held on August 2, 2006, the Board of Directors approved the 14th issue for public distribution of 50,000 simple, unsecured debentures, not convertible into shares, in a single series, for a total of R$ 500,000. The debentures were subscribed and paid up on September 1, 2006.

Composition of transactions:

Issue	value	Maturity	Remuneration	Remuneration payment	Sep/06	Jun/06

1st (i)	R$ 10	07/31/2007	TJLP variation + interest of 5% p.a	Upon maturity	1,098,753	1,065,994
12th(ii)	R$ 100	06/01/2009	117% of CDI	Semi-annually as from 12/2004	316,492	303,954
13th (ii)	R$ 10	06/01/2009	104.10% of CDI	Semi-annually, as from 12/2005	314,630	303,515
14th (ii)	R$ 10	09/01/2011	103.50% of CDI	Semi-annually, as from 03/2007	505,175

					2,235,050	1,673,463

(i) Private issue of debentures convertible into class “A” preferred shares. At present, these securities are held by ODBPAR (Note 8).
(ii) Public issues of debentures not convertible into shares.

The debenture activity in the periods can be summarized as follows:

	Sep/06	Jun/06

Balance at January 1	1,608,642	1,608,642
Financial charges	180,111	118,524
14th Issue	500,000
Amortization	(53,703)	(53,703)

Balance at the end of the period	2,235,050	1,673,463
Less: Current liabilities	(1,135,050)	(7,469)

Long-term liabilities	1,100,000	1,665,994

16 Taxes and Contributions Payable - Long-term Liabilities

		Sep/06	Jun/06

IPI credits offset
IPI - export credit	(i)	635,293	622,516
IPI - zero rate	(ii)	496,620	486,226
IPI - consumption materials and property, plant and equipment		42,201	39,768

Other taxes and contributions payable
PIS /COFINS - Law 9718/98	(iii)	251,168	250,961
Education contribution SAT and INSS		32,521	32,521
PAES - Law 10684/03	(iv)	38,235	40,966
Other		11,686	10,843

(-) Judicial deposits		(58,399)	(68,832)

		1,449,325	1,414,969

The Company is challenging in court changes in the tax legislation and maintains provision of the values in dispute, regularly restated, not registering contingent assets.

(i) IPI Tax Credit on Exports (Crédito-Prêmio)

The Company - by itself and through merged companies - challenges the term of effectiveness of the IPI tax credit (crédito-prêmio) introduced by Decree-law 491 of 1969 as an incentive to manufactured product exports. Most lower court decisions have been favorable, but such favorable decisions may still be appealed.

According to its external legal advisors, the Company stands possible chances of success in these suits. The Superior Court of Justice (STJ) is currently entertaining an identical lawsuit lodged by another taxpayer (judgment is currently on hold). Most of the STJ justices who have cast their votes to date recognized that such tax benefit continued after 1983.

(ii) IPI - zero rate

Merged companies OPP, Trikem and Polialden have filed lawsuits claiming IPI tax credits from acquisition of raw materials and inputs that are exempt, non-taxed or taxed at a zero rate. Most lower court decisions have been favorable, but such favorable decisions may still be appealed. The Company's external legal advisors are of the opinion that it is possible that these cases will prevail; the STF itself is revisiting this matter as well.

(iii) PIS/COFINS - Law 9718 of 1998

The Company - by itself and through merged companies - has brought a number of lawsuits to challenge the constitutionality of the changes in the PIS and COFINS tax bases deriving from Law 9718 of 1998.

In February 2006, as court decisions on six cases became final and conclusive, the Company reversed liabilities at R$90,995 to income.

As the STF Full Bench had ruled, in November 2005, that the increase in PIS and COFINS tax rates under said law was unconstitutional, the Company - also in reliance on the opinion of its external legal advisors - believes that it will probably prevail in the other cases. The positive impact on the Company's results would be approximately R$106,000, considering the amounts provisioned for on September 30, 2006.

Some of these lawsuits also challenged the increase of COFINS tax rate from 2% to 3%. In the opinion of its external legal advisors, the Company stands remote chances in this specific regard. Nevertheless, all sums unpaid by the Company under a favorable court ruling have been duly provisioned for at R$145,136.

(iv) Special Installment Program (PAES) - Law 10,684/03

In August 2003, merged company Trikem opted to file for voluntary dismissal of its lawsuit against the COFINS rate increase from 2% to 3% under Law 9718 of 1998, thus qualifying for the more favorable payment conditions under the PAES program instituted by Federal Law 10684. The amount due is being paid in 120 monthly installments. The outstanding debt is R$ 44,790 as of September 30, 2006, being R$ 6,555 in current liabilities and R$ 38,235 in long- term liabilities (R$ 46,428 as of June 30, 2006, being R$ 5,462 in current liabilities and R$ 40,966 in long-term liabilities).

Even though the Company (as Trikem's merging company) was paying these installments as and when due, the National Treasury Attorney's Office in Bahia (PFN/BA) disqualified the Company for PAES on the argument that installments should have been recalculated at the time of Trikem's merger to conform to the surviving company's gross revenues. The Company filed a motion for writ of mandamus, and obtained a court relief reinstating it to PAES in March 2006.

Despite said court relief, the Company was once again removed from PAES by PFN/BA for its supposed default status after adhering to this installment payment program. A new writ of mandamus was filed, and the Company was granted another court relief for its reinstatement to PAES on September 29, 2006.

In reliance on the opinion of its external legal advisors, Management believes that the Company's eligibility for these installment payments is in accordance with the law, and will be upheld as originally requested.

17 Income Tax and Social Contribution on Net Income

(a)Current income tax

	Sep/06	Sep/05

Income/(loss) before income tax	(117,180)	866,827

Adjustments to net income (loss) for the period
Permanent additions	16,822	22,943
Temporary additions	224,457	197,465
Permanent exclusions	(149,680)	(162,216)
Temporary exclusions	(145,212)	(634,010)

Taxable income/(tax loss) before offset of tax loss carryforward	(170,793)	291,009

Utilization of tax losses (30%)		(87,303)

Taxable income/(tax loss) for the period	(170,793)	203,706

Income tax (15%) and surcharge (10%)		50,909

Other	88	(941)

Income tax expenses for the period	88	49,968

The Company recorded tax losses in 2006 and, accordingly, is not entitled to income tax exemption/ abatement benefits. For the nine-month period ended September 30, 2005, exemption / abatement of income tax amounted to R$ 41,519.

(b) Deferred income tax

(i) Composition of deferred income tax

In accordance with the provisions of CVM Deliberation 273/98, which approved the Institute of Independent Auditors of Brazil (IBRACON) standard on the accounting for income tax, supplemented by CVM Instruction 371/02, the Company has the following accounting balances of deferred income tax:

Composition of deferred income tax asset:	Sep/06	Jun/06

Tax loss carryforwards	615,212	513,984
Amortized goodwill on investments in merged companies	421,232	440,806
Effect of adoption of IBRACON Technical Interpretation 01/2006		167,074
Temporarily non-deductible expenses	560,585	530,178

Potential calculation basis of deferred income tax	1,597,029	1,652,042

Potential deferred income tax (25%)	399,256	413,011

Unrecorded portion of deferred income tax	(3,655)	(4,425)

Deferred income tax - assets	395,601	408,586

Current assets	(19,573)	(19,573)

Long-term receivables	376,028	389,013

Activity:

Opening balance	277,250	277,250
Addition of Polialden balance	3,937	3,937
Deferred income tax on tax carryforwards	43,536	17,391
Income tax on amortized goodwill of merged company Polialden	75,875	75,875
Deferred income tax on amortized goodwill of merged companies	(7,492)	(3,464)
Income tax on effects of Technical Interpretation 01/2006 (adjusted against Retained earnings)		41,768

Deferred income tax on temporary provisions	2,495	(4,171)

Closing balance	395,601	408,586

Deferred income tax liability accelerated depreciation:
Opening balance	(8,525)	(8,525)
Realization of deferred income tax	442	294

Closing balance	(8,083)	(8,231)

Deferred income tax in income statement	114,311	85,925

Deferred income tax assets arising from tax losses and timing differences are recorded taking into account analyses of future taxable profits, supported by studies prepared based on internal and external assumptions and current macroeconomic and business scenarios approved by the Company's management.

In accordance with CVM Normative Instruction 371/02, the Company reversed the income tax on the effects of Technical Interpretation 01/2006, recorded during the first quarter of 2006.

(ii) Estimated timing of the utilization of deferred income tax assets

Deferred income tax assets recorded are limited to the amounts whose offsetting is supported by projections of taxable income, earned by the Company in up to 10 years, also taking into account the limit for offsetting tax losses of 30% of the pre-tax income for the year and tax exemption and reduction benefits.

Considering the positive impacts from the corporate restructuring (Note 1 (b)), the Company's business plan at December 31, 2005 indicates the generation of future taxable income based on projections and feasibility studies primarily influenced by price, foreign exchange, interest rate and market growth assumptions and other variables relevant to the performance of Braskem considered in its business plan. The studies show that the income tax credit from tax losses, in the amount of R$ 153,803, will be fully utilized between 2007 and 2011.

The realization of income tax credits on tax losses is expected to occur as follows:

2007	10,125
2008	16,725
2009	33,375
2010	45,225
2011	48,353

153,803

Deferred income tax credits on timing differences, mainly comprised of goodwill in the amount of R$ 101,652, and provisions in the amount of R$ 140,146, are justified by their full utilization due to the accounting realization of goodwill and provisions.

The realization of income tax credits on goodwill is expected to occur as follows:

2006	4,894
2007	19,573
2008	19,573
2009	20,126
2010	20,126
2011	11,224
2012 to 2014	4,344
2015 to 2016	1,792

101,652

The accounting for deferred income tax assets does not consider the portion of amortized goodwill on investments in merged companies, the realization term of which exceeds 10 years (R$ 14,625).

Concerning temporarily non-deductible expenses, deferred income tax was calculated on tax expenses which are currently being challenged in court and other operating expenses, as is the case of the provision for doubtful accounts.

As the income tax taxable basis is determined not only by the potential future profits, but also the existence of non-taxable revenues, non-deductible expenses, fiscal incentives and other variables, there is no immediate correlation between the Company's net income and the income tax results. Accordingly, the expectation of using tax credits should not be construed as an indication of the Company's future results.

(c) Social Contribution on Net Income ("CSL")

In view of the discussions over the constitutionality of Law 7689 of 1988, the Company and its merged companies OPP Química, Trikem and Polialden filed civil lawsuits against payment of CSL. The resulting court decision favorable to these companies became final and conclusive.

However, the Federal Government filed a suit on the judgment (ação rescisória) challenging the decisions on the lawsuits filed by the Company, Trikem and Polialden, on the argument that - after the final decision favorable to those companies - the Full Bench of STF declared the constitutionality of this tax except for 1988. As the Federal Government did not file a suit on the judgment in the case of OPP Química, the first final and conclusive decision remained in force.

The suit on the judgment and tax payments are still on hold, but the Federal Revenue Office has issued tax assessment notices against the Company and its merged companies, and administrative defenses have been filed against such notices.

Based on the opinion of its external legal advisors, the Company believes that the following is likely to occur: (i) the courts will eventually release the Company from paying this tax; and (ii) even if the rescission action is held valid, it cannot be applied retroactively to enactment of the law, and thus the Company has made no provisions for this tax.

If retrospective collection is required by court order (contrary to the opinion of its external legal advisors), the Company believes that the possibility of a fine is remote. Accordingly, the amount payable, restated based on Brazil's SELIC benchmark rate, would be approximately R$ 691,000 (R$ 679,000 as of June 30, 2006), excluding the fine.

18 Tax Incentives

(a) Corporate income tax

Until calendar year 2011, the Company has the right to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities. The two Camaçari polyethylene plants have the same right until calendar years 2011 and 2012 and the PVC plant at Camaçari has the same right to reduction until 2013. The PVC plant in Alagoas and the PET plant at Camaçari are exempt from corporate income tax calculated on the results of their industrial operations until 2008.

Productions of caustic soda, chloride, ethylene dichloride and caprolactam enjoy the benefit of the 75% decrease in the income tax rate up to 2012.

At the end of each fiscal year, in the case of taxable profit resulting from the benefited operations, the income tax amount is recorded as expense for the year and credited to a capital reserve account, which can only be used to increase the capital or absorb losses.

(b) Value-added tax - ICMS

The Company has ICMS tax incentives granted by the States of Rio Grande do Sul and Alagoas, through the Company Operation Fund - FUNDOPEM and State of Alagoas Integrated Development Program - PRODESIN, respectively. Such incentives are designed to foster the installation and expansion of industrial facilities in those States. Incentives determined for the nine-month period ended September 30, 2006 amounted to R$ 8,103 (September 30, 2005 - R$ 6,171). The accounting treatment of such incentives is the same applied to the income tax incentive (Note 18(a)).

19 Investment Units

Braskem has developed the Long-Term Incentive Plan, under which those involved in strategic programs can acquire Investment Units.

The unit value of the Investment Units was calculated as the average closing price of quotations of Braskem class "A" preferred shares on Bovespa from October 2005 to March 2006, and is equal to R$ 18.14. As an incentive to purchase Investment Units by those employees entitled to the program, Braskem granted 1 Investment Unit for each Investment Unit already purchased. These Unit can be redeemed only as from the fifth year, being 20% in the first year and 10% in each subsequent year.

The program participants will be entitled to a return equivalent to the amount of dividends and/or interest on own capital attributed to the holders of each Braskem class "A" preferred share.

The composition and cost of Investments Units at September 30, 2006 are as follows:

	Number	Value

Investment units
Issued	95,710	1,736
Granted as bonus	95,710	74

Total	191,420	1,810

20 Stockholders' Equity

(a) Capital

At September 30, 2006, the Company's subscribed and paid-up capital is R$ 3,508,272, divided into 123,492,142 common, 246,107,138 class "A" preferred, and 803,066 class B preferred shares, all of them with no par value. At the same date, the Company's authorized capital comprises 488,000,000 shares, of which 175,680,000 are common, 307,440,000 are class "A" preferred, and 4,880,000 are class "B" preferred shares.

The Extraordinary General Meeting held on May 31, 2006 approved the Company's capital increase by R$ 105,304 as a result of the merger of subsidiary Polialden (Note 1(b)). On that same date, the conversion of 2,632,043 class "A" preferred shares into common shares, at 1:1, was also approved.

(b) Share rights

Preferred shares are non-voting but ensure priority to the receipt of a non-cumulative dividend of 6% p.a. on their unit value, in accordance with the net income available for distribution. Only Class "A" preference shareholders share equally with the common shares in the remaining net income, and common shares are entitled to dividends only after priority dividends have been paid to the holders of preference shares. Only Class "A" preference shareholders share equally with common shares in the distribution of shares resulting from the incorporation to capital of other reserves. Class "B" preference shares are not convertible into common shares. However, at the end of the non-transfer period provided for in the applicable law, they can be converted into Class "A" preference shares at any time, at the ratio of 2 Class "B" preference shares for each Class "A" preference share.

Class "A" and Class "B" preference shares have priority to the return of capital in the case of liquidation.

Shareholders are ensured a mandatory dividend of 25% of net income for the year, adjusted in accordance with the Brazilian Corporate Law.

Pursuant to the Understanding Memoranda for the Execution of Shareholders' Agreement, the Company must distribute dividends corresponding to not less than 50% of the net income for the year, as long as the required reserve amounts are sufficient to allow for the efficient operation and development of the Company's businesses.

Under the terms of Eurobond and MTN agreements (Notes 14(a) and (c)), the payment of dividends, interest on capital or any other profit distribution is limited to the higher of 50% of net income for the year, or 6% of the unit value of class "A" and "B" preference shares.

(c) Treasury stock

The Board of Directors meeting held on May 3, 2006 approved a Share Buyback Program, under which common and class "A" preferred shares will be acquired to be kept in treasury and subsequently sold and/or cancelled, with no reduction in capital.

Until September 30, 2006, the Company acquired 9,201,000 class "A" preferred shares, at the average cost of R$ 13.59 per share. The low and high quotations during this period were R$ 9.97 and R$ 15.46 per share, respectively.

In July 2006, the Company also acquired 765,079 class "A" preferred shares from dissenting Polialden stockholders.

At September 30, 2006, shares held in treasury comprised 11,163,426 class "A" preferred shares, for a total of R$ 137,163. The total value of these shares, based on the average quotation at the Bovespa sessions, is R$ 152,381.

(d) Appropriation of net income

The Shareholders' Meeting held on April 7, 2006 approved the appropriation of the net income for 2005, in the amount of R$ 685,775, as follows: (i) R$ 270,000 distributed as interest on own capital, of which R$ 179,369 to Class "A" preference shareholders, R$ 452 to Class "B" preference shareholders, and R$ 90,179 to common shareholders; (ii) R$ 55,743 as dividends, of which R$ 37,094 to Class "A" preference shareholders, and R$ 18,649 to common shareholders; (iii) R$ 34,289 to the Legal reserve, and (iv) R$ 325,743 to the Revenue reserve for expansion. Payment of interest on own capital and dividends commenced on April 18, 2006.

(e) Statement of changes in stockholders' equity

		Capital reserves		Revenue reserves

		Tax		Legal	Retention	Treasury	Accumulated
	Capital	incentives	Other	reserve	of profits	stock	deficit	Total

At January 1, 2006	3,402,968	396,264	557	68,923	780,294	(1,905)		4,647,101
Capital increase	105,304							105,304
Repurchase of shares						(135,258)		(135,258)
Change in accounting policy							(164,889)	(164,889)
Tax incentives		7,023						7,023
Loss for the period							(2,957)	(2,957)

At September 30, 2006	3,508,272	403,287	557	68,923	780,294	(137,163)	(167,846)	4,456,324

In 2006, the Company adopted the accounting policy established in IBRACON Technical Interpretation 01/2006, addressing the accounting of shutdown expenses for maintenance of industrial plants. This standard requires that expenses with goods and services to restore the future economic benefits from the assets be recorded in Property, Plant and Equipment and added to those assets that were subject to maintenance during the shutdown.

Braskem carries out programmed, regular shutdowns at intervals which vary from two to six years. Until December 2005, these expenses were recorded in Deferred charges and amortized through the beginning of the next stoppage. Additionally, the compliance with the new standard implies the recognition of the depreciation related to the parts and components which are replaced during each shutdown. As this is a change in accounting policy addressing depreciation in periods prior to 2006, the adjustment, in the amount of R$ 164,889, was recorded in Accumulated deficit.

21 Contingencies

(a) Collective Bargaining Agreement - Section 4

The Petrochemical, Plastics, Chemicals and Related Companies Employees Union in the State of Bahia (SINDIQU¥MICA) and the Employers' Association of the Petrochemical and Synthetic Resins Industries in the State of Bahia (SINPEQ) are disputing in court the validity of a wage and salary indexation clause contained in the collective bargaining agreement (convenção coletiva de trabalho), given the matter of public policy involved, namely, the adoption of an economic plan in 1990 that put a limit on wage adjustments. The Company ran plants in the region in 1990, and is a member of SINPEQ.

The employees' labor union seeks retroactive adjustment of wages and salaries. In December 2002, the STF affirmed a previous decision from the Superior Labor Court (TST), determining that an economic policy legislation should prevail over collective bargaining agreements and, as such, no adjustment was due. SINDIQUÍMICA appealed this decision, but no final and conclusive decision has been rendered to date.

Based on the opinion of the Company's external legal advisors, Management believes in a favorable outcome for the companies, and thus no amount was provisioned for in connection with this case.

(b) Holders of Preferred Shares

Some holders of Class "B" preferred shares issued by the Company under a tax incentive program claim that they are entitled to profit distribution on a par with the holders of common and Class "A" preferred shares.

The merged company Polialden faced an identical issue before CVM; on August 10, 2000, the CVM Board agreed with the Company's position that the dividends payable to preferred shares should range from 6% to 8% of the unit value of such shares, or the equivalent to 25% of net income for the year, whichever is higher, as the Company has done over the last 10 years. Said decision further clarified that these preferred shares are not entitled to remaining profits, as the bylaws have clearly set the maximum dividends attaching to such shares.

Most court decisions already rendered in this regard have been favorable to the Company and its merged company Polialden. For this reason, most of the judicial bonds posted by Polialden as security for preliminary injunctions entered favorably to some shareholders (in an amount corresponding to the shortfall asserted by those shareholders in connection with the dividends approved at the Annual General Meetings of 2002 and 2004) have already been released to the Company; there is only one judicial deposit securing the 2004 dividends asserted by one single shareholder, at the historical value of R$804.

The Company's external legal advisors believe that the chances of success in these cases are likely, having also relied on opinions from renowned jurists and on recent court and CVM rulings on this specific issue; for this reason, the Company has abided by the rules set out in its bylaws as to payment of dividends to common shares and to incentive preferred shares, limiting payments to the latter at 6% of their par value and capped at 25% of the compulsory dividends set forth in the Company's bylaws.

(c) Offsetting of tax credits

From May through October 2000, the merged companies OPP Química and Trikem offset their own federal tax debts with IPI tax credits (créditos-prêmio) assigned by an export trading company ("Assignor"). These offsetting procedures were recognized by the São Paulo tax officials (DERAT/SP) through offset supporting certificates ("DCC's") issued in response to an injunctive relief entered in a motion for writ of mandamus ("MS SP"). Assignor also filed a motion for writ of mandamus against the Rio de Janeiro tax officials (DERAT/RJ) ("MS RJ") for recovery of IPI tax credits and their use for offsetting with third-party tax debts, among others. The MS SP was dismissed without judgement of merit, confirming the Rio de Janeiro administrative and jurisdictional authority to rule on Assignor's tax credits.

In June 2005, DERAT/SP issued ordinances (portarias) canceling the DCC's. Based on these ordinances, the Federal Revenue unit in Camaçari/BA sent collection letters to the Company. Notices of dispute were presented by the Company, but the administrative authorities declined to process them. As a result, past-due federal tax liabilities (dívida ativa) at R$ 276,620 were posted by the Government in December 2005 concerning the Company's alleged tax debts originating from the offsetting procedures.

Both Assignor and the Company commenced a number of judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures, and the legal counsels to both companies classified the chances of success in those cases as probable, mostly in light of the indisputable validity and liquidity of those credits as confirmed in a specific audit conducted by DERAT/RJ.

Finally, on October 3, 2005, the Federal Supreme Court held the MS RJ favorably to Assignor in a final and conclusive manner, confirming Assignor's definite right to use the IPI tax credits from all its exports and their availability for offsetting with third-party debts. As a result, the legal counsels to Assignor and to the Company believe that the offsetting procedures carried out by the merged companies and duly recognized by DERAT/SP are confirmed, and for this reason they also hold that the tax liabilities being imputed to the Company are not due. Irrespective of the final and conclusive decision in MS RJ, the legal advisors to Assignor and to the Company, in addition to a jurist consulted on this specific issue, believe that the tax liabilities purportedly related to offsetting procedures carried out by the merged companies have become time-barred and, as such, can no longer be claimed by the tax authorities.

In January 2006, the Company was ordered to post bond in aid of execution of the tax claim referred to above; this bond was submitted in the form of a judicial bond insurance policy (seguro garantia).

The Company's external legal advisors have classified the chances of success in all claims listed above as probable; nevertheless, if the Company is eventually defeated in all those cases, it will be entitled to full recourse against Assignor concerning all amounts paid to the National Treasury, as per the assignment agreement executed in 2000.

(d) National Social Security Institute - INSS

The Company is a party to several social security disputes in the administrative and judicial spheres, totaling R$ 164,828 as of September 30, 2006. The Company has made judicial deposits for R$ 15,100, and R$ 18,200 is secured by a portion of its inventory.

In October 2000, INSS assessed the merged company Polialden for non-submission of evidence as to collection of social security contributions owed by contractors from May 1995 through December 1998, as well as for non-payment of the employer's social security contribution on payroll from May 1998 through January 1999, which amounted to R$ 8,127 on September 30, 2006.

Based on external legal counsel's opinion, the Company's Management provisioned for the amount of R$ 8,500. No provision had been made for the remaining balance since the probabilities of loss are remote.

(e) Other court disputes involving the Company and its controlled companies

The Company is defendant in civil lawsuits filed by the parent company of a former caustic soda distributor and by a carrier that rendered services to said former distributor, totaling R$ 25,605 as of September 30, 2006. This former distributor seeks redress of damages caused by the Company's alleged non-fulfillment of the distributor agreement. In reliance on the opinion of external legal counsel sponsoring the Company in these lawsuits, Management believes that the cases will possibly be rejected and no provisions have been made for this matter.

In the 2nd quarter of 2005, the Petrochemical and Chemicals Companies Employees Union in Triunfo (RS) and Camaçari (BA) lodged labor actions claiming overtime payment. The Company has filed the proper defense to these claims and the Management does not expect any loss to result from the final judgment.

As of 2006, the Company is respondent in approximately 1,184 labor claims, including those mentioned above, totaling R$ 258,878 (R$ 259,315 as of June 30, 2006). Based on the opinion of external legal counsel, most of these labor claims are likely to be judged favorably to the Company and, for this reason, no amounts were provisioned in this respect. The cases classified as a probable loss have been provisioned at R$ 13,328 by the Company.

22 Financial Instruments

(a) Risk management

Since the Company operates in the domestic and international financial markets, obtaining funds for its operations and investments, it is exposed to market risks mainly arising from changes in the foreign exchange and interest rates.

The Company's policy to manage risks has been approved and reviewed by management (Board of Directors and Executive Board). These rules prohibit speculative trading and short sales, and provide for the diversification of instruments and counterparties. Counterparties' limits and creditworthiness are reassessed on a regular basis and set up in accordance with rules approved by the Company management. Gains and losses on hedge transactions are taken to income on a monthly basis.

To cover the exposure to market risk, the Company utilizes various types of currency hedges, some involving the use of cash and others not. The most common types which use cash, as adopted by the Company, are financial applications abroad (Certificates of deposit, securities in U.S. dollars, foreign mutual funds, time deposits and overnight deposits) and put and call options. The types of currency hedge which do not involve the use of cash are swaps of foreign currency for CDI and forwards.

To hedge its exposure to exchange and interest risks arising from loan and financing agreements, the Company adopted the following methodology: hedging of the principal and interest falling due in the next 12 months in, at least (i) 60% of the debt linked to exports (trade finance), except for Advances on Exchange Contracts ("ACCs") of up to six months and Advances on Export Contracts ("ACEs"); and (ii) 75% of the debt not linked to exports (non-trade finance).

(b) Exposure to foreign exchange risks

The Company has long-term loans and financing to finance its operations, including cash flows and project financing. Part of the long-term loans is linked to the U.S. dollar (Note 14).

(c) Exposure to interest rate risks

The Company is exposed to interest rate risks on its debt. The debt in foreign currency, bearing floating interest rates, is mainly subject to LIBOR variation, while the domestic debt, linked to local interest rates, is mainly subject to fluctuations in the Long-term Interest Rate (TJLP) and the Interbank Deposit Certificate (CDI) rate.

(d) Exposure to commodities risks

The Company is exposed to fluctuations in the price of several petrochemical commodities, especially its main raw material, naphtha. Since the Company seeks to transfer to its own selling prices the effect of price changes in its raw material, arising from changes in the naphtha international quotation, part of its sales may be carried out under fixed-price contracts or contracts stating maximum and/or minimum fluctuation ranges. Such contracts may be commercial agreements or derivative contracts relating to future sales.

(e) Exposure to credit risk

The operations that subject the Company to concentration of credit risk are mainly bank accounts, financial investments and other accounts receivable, exposing Braskem to the risk of the financial institution involved. In order to manage the credit risk, the Company keeps its bank accounts and financial investments with large financial institutions.

In relation to customer credit risk, the Company protects itself by performing detailed analyses before granting credit and by obtaining real and personal guarantees, when necessary.

(f) Derivative instrument transactions

At September 30, 2006, the Company had the following derivative contracts:

			Market value (i)

Description	Maturity	Notional	Sep/06	Jun/06

Real / US$ - Option (Put US$)	Feb/2007	US$ 306,000 th.	(4,785)	(1,196)
Real + CDI / Yen + Tibor (swap)	Jul/2012	R$ 280,000 th.	(63,125)	(55,782)
Real + CDI / US$ (swap)	Jul/2006	US$ 200,000 th.	(18,845)	(13,938)
Real + CDI / US$ (swap)	Feb/2007	US$ 100,000 th.	(11,509)

(i) The market value represents the amount receivable (payable) should all transactions be settled on the dates stated.

To determine the estimated market value of financial instruments, the Company uses quotations for similar transactions or public information available in the financial market, as well as valuation methodologies generally accepted and utilized by counterparties. These estimates do not necessarily guarantee that such operations could be realized in the market at the indicated amounts. The use of different market information and/or valuation methodologies could have a significant effect on the estimated market value.

All outstanding derivative contracts are intended only to offset financial losses and gains (hedge) on other Company assets or liabilities. Accordingly, they are linked to purchases, sales, financial investment or debt agreements.

23 Financial Income (Expenses)

	nine months

	Sep/06	Sep/05

Financial Income
Interest income	84,281	90,582
Monetary variation of financial investments, related parties and accounts
receivable	17,045	6,375
Monetary variation of taxes recoverable	32,932	3,363
Exchange variation on foreign currency assets	(143,287)	(365,050)
Other	29,288	43,972

	20,259	(220,758)

Financial expenses
Interest on financing and related parties	(285,494)	(298,726)
Monetary variation on financing and related parties	(167,842)	(174,796)
Monetary variation and interest on taxes, contributions and suppliers	(119,625)	(104,017)
Losses on derivative transactions	(10,145)	(29,984)
Expenses with vendor transactions	(112,337)	(95,589)
Discounts granted	(39,136)	(21,029)
Exchange variation on foreign currency liabilities	275,752	860,971
Taxes and charges on financial transactions	(85,605)	(73,243)
Other	(63,175)	(27,623)

	(607,607)	35,928

Financial results, net	(587,348)	(184,830)

24 Other Operating Income and Expenses

	nine months

	Sep/06	Sep/05

Income (expenses)
Rental of facilities and assignment of right of use	19,237	19,489
Recovery of taxes (Note 16(iii))	112,984
Sale of sundry materials	1,314	9,940
Other operating income(expenses), net	(23,062)	8,165

	110,473	37,594

25 Insurance Coverage

The Company has a broadly-based risk management program designed to provide cover and protection for all assets, as well as possible losses caused by production stoppages, through an "all risks" insurance policy. This policy establishes the amount for maximum probable damage, considered sufficient to cover possible losses, taking into account the nature of the Company's activities and the advice of insurance consultants. At September 30, 2006, insurance coverage for inventories, property, plant and equipment, and loss of profits of the Company amounts to R$ 4,123,592 per claim, while the total of all insured assets is R$ 9,182,147.

26 Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371/2000.

The formation of Braskem involved the integration of six sponsoring companies and three different pension plans managed by Fundação PETROBRAS de Seguridade Social - PETROS ("PETROS"), PREVINOR - Associação de Previdência Privada ("PREVINOR") and ODEPREV - Odebrecht Previdência ("ODEPREV"). In addition to sponsoring different private pension plans, the Company has approximately 800 employees who do not participate in company-sponsored pension plans, as no new benefits were granted to employees since the inception of the Company.

Management ceased to provide benefits to new employees in order to devise a single, legitimate solution for all participants, with a view to protecting the plan participants' financial assets.

Experts engaged by the Company recommended that ODEPREV be the only supplementary pension plan entity sponsored by the Company. Furthermore, employees who do not participate in the PETROS and PREVINOR plans were offered the opportunity of joining the ODEPREV plan, retroactively to August 16, 2002.

In early June 2005, the Company communicated to PETROS and PREVINOR its intended withdrawal as a sponsor effective June 30, 2005. With regard to Petros, the Company is completing the calculation of mathematical reserves of participants, that define potential requirements of contribution by the Company to settle previous commitments. Following the completion of actuarial calculations, the proposed withdrawal as a sponsor will be submitted for the approval of the Supplementary Pension Plan Secretariat, a Social Security Ministry department in charge of regulating and inspecting private pension plans. To support the potential contribution mentioned above, the Company recorded a provision of R$ 58,554 in long-term liabilities.

As to PREVINOR, the reserve computations have been completed and the entity has a surplus, so that no contributions by the Company are required. The process is under review by the Supplementary Pension Plan Secretariat. Following the approval, active participants' and beneficiaries' rights will be settled.

Benefits to retired employees and pensioners will continue to be paid on a regular basis up to completion of the process.

(a) ODEPREV

The Company has a defined-contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which was set up by Odebrecht S.A. as a closed private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined-contribution plan, under which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

The Board of Trustees of ODEPREV defines each year, in advance, the parameters for contributions to be made by the participants and the sponsoring companies. With regard to the payment of benefits under the Optional Plan, the obligation of ODEPREV is limited to the total value of the quotas held by its participants and, to comply with the regulations for a defined-contribution plan, it will not be able to require any obligation or responsibility on the part of the sponsoring company to assure minimum levels of benefits to the participants who retire.

At September 30, 2006, the active participants in ODEPREV total 2,277 (June 30, 2006 - 2,285) and the Company's and employees' contributions amounted to R$ 6,742 and R$ 9,997, respectively.

27 Raw Material Purchase Commitments

The Company has contracts for consumption of electric energy for its industrial plants located in the States of Alagoas, Bahia and Rio Grande do Sul. The minimum commitment for consumption under these four-year contracts amounts to approximately R$ 233,500 (not reviewed).

The Company acquires from Copesul ethylene and propylene for its units at the Southern Petrochemical Complex, under a contract in force until 2014. The minimum annual purchase commitment corresponds to 268,200 metric tons of ethylene and 262,200 metric tons of propylene. Considering the prices ruling at September 30, 2006, this commitment corresponds to R$ 1,262,400 (not reviewed). If the Company does not acquire the minimum volume, it must pay 40% of the current price of the amount not purchased. Such amount would be R$ 504,960 (not reviewed).

Braskem purchases naphtha under contracts establishing a minimum annual purchase volume equal to R$ 5,637,100 (not reviewed), based on market prices as of September 30, 2006.

28 Subsequent Events

On October 23, 2006, the Company closed the share buyback program initiated on May 4, 2006. A total of 13,131,054 class "A" preferred shares (PNA) were acquired, in the amount of R$ 182,209, and the Company now holds in treasury 14,363,480 preferred shares.

Supplementary Information

Statement of cash flows for the periods ended September 30, 2006 and 2005.

	Parent
	company		Consolidated

	Sep/06	Sep/05	Sep/06	Sep/05

Net income (loss) for the period	(2,957)	675,767	23,190	685,103
Adjustment to reconcile net income (loss):
Depreciation, amortization and depletion	652,953	588,470	723,242	642,684
Amortization of goodwill (negative goodwill), net	38,001	122,970	35,083	114,279
Equity in the results of investees	(116,767)	(127,339)	(367)	(72)
Provision for loss on investments	(6,469)	(41,101)
Tax incentives			(15,419)	(30,078)
Exchange variation on investments	(4,701)	(30,270)	(229)	(12,549)
Gains (losses) on interest in investments
and others	(2,291)	3,036	(13,859)	3,280
Gains (losses) on permanent assets disposal	92	427	1,410	3,219
Interest and monetary and exchange variations,
net	373,057	7,665	417,208	(1,058)
Recognition of tax credits	(80,583)		(80,583)
Minority interests			644	282
Deferred income tax	(114,311)	141,092	(119,862)	140,971
Other	8,446	5,861	2,702	82

	744,470	1,346,578	973,160	1,546,143

Effect of mergers and acquisition of investments	147,698	2	8,752

Financial effects on cash	225,511	251,476	203,453	238,682

Cash generation before changes in
operating working capital	1,117,679	1,598,056	1,185,365	1,784,825

Changes in operating working capital
Marketable securities	(357,799)	(554,800)	(446,798)	(3,232)
Trade accounts receivable	12,925	(116,487)	(177,232)	(127,413)
Inventories	42,877	(11,336)	(6,838)	(28,187)
Taxes recoverable	(191,414)	(129,746)	(235,472)	(154,906)
Prepaid expenses	(28,477)	37,158	8,390	38,474
Dividends received	139,968	194,339	2,000	9,134
Other accounts receivable	(14,848)	(23,556)	(117,319)	(107,422)
Suppliers	159,124	342,869	63,692	469,876
Taxes and contributions	(66,182)	(11,783)	(71,971)	(394)
Tax incentives	7,023	47,690	22,524	77,742
Advances from customers	(23,196)	1,135	(24,401)	(18,392)
Other accounts payable	43,698	(41,965)	105,367	19,596

Generation of cash from operations before financial
effects	841,378	1,331,574	307,307	1,959,701

Exclusion of financial effects in cash	(225,511)	(251,476)	(203,453)	(238,682)

Generation of accounting cash from operations	615,867	1,080,098	103,854	1,721,019

Cash flows (continued)

	Parent
	company		Consolidated

	Sep/06	Sep/05	Sep/06	Sep/05

Proceeds from the sale of permanent assets	793	(397)	793	(397)
Additions to investments	(243,845)	(160,082)	(236,558)	(52,554)
Additions to property, plant and equipment	(658,752)	(405,600)	(730,614)	(383,532)
Additions to deferred charges	(41,122)	(157,541)	(46,639)	(251,491)

Cash used for investments	(942,926)	(723,620)	(1,013,018)	(687,974)

Short-term debt, net
Funds obtained	1,732,529	212,305	2,467,971	615,376
Repayment	(2,415,764)	(1,077,618)	(3,156,041)	(2,068,304)
Long-term debt
Funds obtained	1,783,144	1,176,285	1,833,467	1,551,471
Repayment	(690,555)	(585,372)	(692,168)	(593,597)
Related parties
Funds obtained	308,458	640,643	425	7,438
Repayment	(422,438)	(477,883)	(5,954)	(116,127)
Dividends paid to stockholders and minority interests	(322,985)	(203,935)	(341,991)	(206,939)
Capital increase			18,876
Repurchase of shares	(135,258)		(135,258)
Other			(2,586)	(11,323)

Use of cash in financing	(162,869)	(315,575)	(13,259)	(822,005)

Generation (use) of cash and cash equivalents	(489,928)	40,903	(922,423)	211,040

Represented by
Cash and cash equivalents, beginning of period	1,461,090	1,556,147	2,135,742	1,834,747
Cash and cash equivalents, end of period	971,162	1,597,050	1,213,319	2,045,787

Generation (use) of cash and cash equivalents	(489,928)	40,903	(922,423)	211,040

This statement was prepared in accordance with the criteria set forth in Accounting Standards and Procedures - NPC 20 - Statement of Cash Flows, issued by the Brazilian Institute of Independent Auditors - IBRACON.

Main transactions not impacting cash

The following transactions which did not impact cash were excluded from the statements of cash flows:

. Issue of Company shares and utilization of treasury stock to acquire minority interests in subsidiaries (Note 20(b));

. Acquisition of minority interests in Polialden Petroquímica S.A., as issue of shares;

. Reclassification of replacement parts from inventories to property, plant and equipment.

* * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer